
sirona
advancing dental technology :· digitally
2005 Annual Report
schick
the future is here


·: An established leader in dental digital radiography
·: The only company with true wireless sensor technology
·: Superior image quality equal to film
·: The most popular system in North America

schick has redefined diagnostics as we know it. By crafting products that consistently exceed the demands of the clinician, Schick has become the brand more professionals turn to for results. Schick is an established leader in dental imaging technology—and the company the entire industry looks to for innovation. Our manufacturing facility meets ISO 9001 standards for Product Development, Operations, Quality Assurance, Customer Service and Corporate Commitment to Quality.

:· financial highlights

Year Ended March 31, *(in thousands, except per share amounts)*	2004	2005	Change
Operating Results			
Revenues, Net	$ 39,393	$52,418	33%
Income from Operations	12,083	18,791	56%
Income Before Income Taxes	12,192	19,259	58%
Net Income	18,109	12,072	(33)%
Pro Forma Adjustment*:			
Reversal of Income Tax Reserve	(11,355)	—	—
Pro Forma Net Income	$ 6,754	$12,072	79%
Diluted Earnings Per Share:			
As Reported	$ 1.07	$ 0.70	(35)%
Pro Forma*	$ 0.40	$ 0.70	74%
Diluted Shares	16,864	17,318	3%
Financial Position			
Total Assets	$ 42,743	$57,534	35%
Cash, Cash Equivalents and Short-term Investments	20,734	39,725	92%
Stockholders' Equity	35,028	49,249	41%
Financial Ratios			
Operating Margins	31%	36%	
Return on Equity:			
As Reported	73%	29%	
Pro Forma*	27%	29%	

*Note: Pro forma excludes from net income the effect of the reversal of income tax reserve in fiscal 2004. This is non-GAAP disclosure.

Total Revenue
(in millions)



$21.3
$24.4
$29.8
$39.4
$52.4
'01 '02 '03 '04 '05

Gross Profit
(in millions)



$10.9
$15.6
$20.2
$27.9
$37.6
'01 '02 '03 '04 '05

Income (Loss) from Operations
(in millions)



($0.6)
$3.9
$6.6
$12.1
$18.8
'01 '02 '03 '04 '05

Net Income (Loss)
(in millions)



($1.6)
$3.1
$11.8
$18.1
$12.1
'01 '02 '03 '04 '05

Cash Flow from Operations
(in millions)



$1.2
$3.5
$8.3
$13.8
$19.0
'01 '02 '03 '04 '05


to our shareholders :.

It is my pleasure to share with you highlights of fiscal 2005 as well as those of the current fiscal year.

But first, let's review the exciting news that we announced in September when we executed a definitive merger agreement with the greatest name in dental equipment—Sirona Dental Systems. If approved by our shareholders, this transaction will create a leading worldwide player in high-tech dental equipment with a powerful global presence and broad range of products. We believe that this transaction is great for the customers, employees, and shareholders of our Company, as well as the millions of dental patients worldwide who have benefited from the groundbreaking products and technology offered by both Schick and Sirona.

Our agreement with Sirona came on the heels of a terrific year for Schick:

Fiscal year ended March 31, 2005

Some of the key highlights of the fiscal year included:

- Our financial results were outstanding, with revenues up 33%, to $52.4 million, and operating income increasing by 56%, up to $18.8 million. Notably, our growth was broad based, with a sharp increase in dental product revenues from both the domestic and international markets, up 39% and 41%, respectively.
- We successfully maintained strong operating efficiencies throughout the Company, resulting in gross profit margins of 72% and operating margins of 36%.
- We continued to focus on R&D and maintain our commitment to be at the leading edge of innovative excellence.
- Our stock performance was strong, with the price of our shares rising 98% during fiscal 2005, climbing from a low of $9.70 in April 2004 to a high of $19.20 in March 2005.

The current fiscal year, which began on April 1, 2005, has seen even more exciting developments at our Company.

April 1, 2005–January 31, 2006

Some of the key highlights of our current fiscal year include:

- In June, we settled the SEC case against the Company under favorable terms, resolving one of the final issues that were the legacy of our Company's SEC restatement and delisting in 1999.
- In July, we extended and reinforced our exclusive distribution agreement with Patterson, further strengthening our relationship with our exclusive North American distribution partner.
- In September, we signed the definitive merger agreement with Sirona.
- In December, our stock was relisted on the Nasdaq National Market.
- Our stock performance has continued to be strong, with the price of our shares rising 131% during the current fiscal year, climbing from a low of $16.85 in April 2005 to a high of $39.00 in January 2006.

As a result of all of these positive developments, Schick is stronger than ever, and we are poised to continue our growth and success with our new partner, Sirona, and its experienced and talented management team, lead by CEO Jost Fischer and CFO Simone Blank.

We are very excited about the platform that our combination with Sirona creates for future growth. It will:

- leverage our leadership position in hi-tech dental technology with very strong brands in digital imaging and CAD/CAM;
- expand our global presence and product portfolio;
- strengthen our distribution capabilities;
- take advantage of worldwide cross-marketing opportunities;
- unite world-class R&D capabilities; and
- accelerate innovation and product development.

A Special Shareholders Meeting will be held at which you will be asked to approve our Exchange Agreement with Sirona and other related matters, including an amendment to our Certificate of Incorporation to increase our authorized shares and a change of our corporate name to Sirona Dental Systems, Inc. In connection with the special meeting, you will be provided with a proxy statement. Before voting, you should read the entire proxy statement carefully.

On behalf of our organization, we would like to acknowledge our investors, customers, distribution partners and employees. Thank you all for your contribution to our success.

In closing, it is apparent that many of the major challenges of the past are now behind us, that a strong foundation has been laid for our Company's future, and that many opportunities lie ahead. We believe that the combination with Sirona is the right one, at the right time, and with the right partner. We anticipate a bright future with your continued support.

The best is yet to come.

Sincerely,

Jeffrey T. Slovin
President and Chief Executive Officer

∵ Low doses of ionizing radiation to the brain in infancy influence cognitive abilities in adulthood. ∴ —*British Medical Journal*


ght for the patient :·

∵ Getting dental x-rays during pregnancy might increase the risk of delivering a low birth-weight baby.... ∴ —*Journal of the American Medical Association*

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Radiographic imaging is a cornerstone of dental diagnosis, but x-ray radiation can damage human tissues,
2 and even worse, its effects are cumulative. Each dose received is added to all previous doses. Children and
3 pregnant women are especially susceptible to damage caused by x-ray radiation. For this reason, dentists
are taught the ALARA principle—As Low As Reasonably Achievable—when it comes to the dose used
(4) to capture the necessary radiographs.

5
Over the years, many advances have contributed to lowering necessary dosages and making dental
6 radiographs safer, but no technology has had the dramatic impact of digital radiography, which uses a small
solid-state detector to capture the radiograph at a fraction of the dose required by high-speed dental film.
7 Better yet, digital radiography is environmentally friendly, eliminating the need for toxic film-processing
8 chemicals and their subsequent disposal.

Over the last several years, interest in digital radiography among American dentists has been steadily increasing, and more dentists are adopting this powerful technology each year. That's because "going digital" is not only beneficial to the patient due to the reduced dose, it is good business for the dentist. Digital radiography eliminates one of the dentist's most expensive consumables: dental film. Much like a digital camera, Schick CDR images appear immediately upon exposure, without the need for a darkroom or chemical processing. These digitized images are automatically displayed in a magnified, easy-to-see format, making it simple for a dentist to share them with patients. This improved communication reinforces the doctor-patient relationship, which leads to better understanding and treatment acceptance. Ultimately, that's good for business.


the right
tools for
the job :·



With the introduction of CDR Wireless, the world's only wireless dental sensor, Schick Technologies pioneered the development and manufacture of a whole new generation of dental radiography systems. This state-of-the-art technology is unlike anything previously introduced. It offers instant chair-side images, uncompromising clarity, unprecedented patient comfort and a whole new level of freedom and flexibility for dental professionals everywhere. It is available now and it is only available from Schick.

But CDR Wireless is just one innovation from a company with a history of firsts. Schick was the first to use USB as a sensor interface, the first to use CMOS in dental sensors, and the first dental digital radiography system to have three sizes. We developed the first panoramic retrofit to convert existing film panoramic x-ray machines to digital, we were first to offer a full-motion USB intraoral camera, and we pioneered the use of LEDs as an intraoral camera light source. In fact, many innovations first conceived, developed and brought to market by Schick are now common in other products throughout the industry.

the right technology :·



1 2 3 4 5 ⑥ 7 8





the right relationships :

We continue to invest heavily in research and development, both to improve on existing technology and to develop the new technologies that will take dental imaging into the future.

Our focus is on innovation with a determination to continue to deliver firsts to the market.

The quality of our products is the direct result of the quality of our people. We have sought out and hired highly skilled, experienced engineers and scientists from a broad range of disciplines to keep our organization on the cutting edge of the dental industry.

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5
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(7)
8

the right time to change :·





Schick Technologies boasts an ISO 9001-compliant manufacturing facility. Many of our competitors simply resell a product bought elsewhere. By controlling our manufacturing process, we ensure the highest quality and our ability to meet future product demand.

Our goal is simple: by making the world's best dental imaging technology, we improve the quality of life of our customers, their patients and, ultimately, our shareholders.

Schick Technologies—The future is here.

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(8)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-22673

SCHICK TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-3374812
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

30-00 47th Avenue, Long Island City, NY 11101
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (718) 937-5765

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No | |

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |X|

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes |X| No | |

The aggregate market value of Common Stock held by non-affiliates of the registrant as of September 30, 2004, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $106,388,387. Such aggregate market value is computed by reference to the closing sale price of the Common Stock on such date.

As of June 8, 2005, the number of shares outstanding of the Registrant's Common Stock, par value $.01 per share, was 16,036,003.

DOCUMENTS INCORPORATED BY REFERENCE:

NONE

Table of Contents

FORWARD-LOOKING STATEMENTS

This Form 10-K Annual Report contains forward-looking statements that involve risk and uncertainties. All statements, other than statements of historical facts, included in this Annual Report regarding the Company, its financial position, products, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Annual Report, words such as "anticipate," "believe," "estimate," "expect," "intend," "objectives," "plans" and similar expressions, or the negatives thereof or variations thereon or comparable terminology as they relate to the Company, its products or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of various factors, including, but not limited to, those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report and the "Risk Factors" set forth in Exhibit 99.1 to this Annual Report. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

PART I

ITEM 1. BUSINESS

Schick Technologies, Inc. (the "Company") designs, develops and manufactures innovative digital radiographic imaging systems and devices, which are based on proprietary digital imaging technologies, for the dental and medical markets.

In the field of dentistry, the Company offers an integrated filmless solution for the dental professional. The Company's suite of CDR® dental imaging products includes:

(i) The CDR® digital imaging system;

(ii) CDR Wireless™;

(iii) CDR Dental Imaging Software;

(iv) USBCam®;

(v) CDRPan®;

(vi) CDRPanX™; and

(vii) SDX™.

The CDR®, or Computed Dental Radiography system, has become a leading product in the field over the past decade. It uses an intra-oral sensor to produce instant, full size, high-resolution dental x-ray images on a color computer monitor without the use of film or the need for chemical development. Additionally, CDR dramatically reduces the radiation dose to which a patient may be exposed — by up to 80% as compared with conventional x-ray film. CDR Wireless™, introduced in February 2003, is an innovative wireless instant digital dental x-ray system that combines all of the advantages of digital radiography with greater flexibility and ease of placement. The USBCam®, the first intra-oral dental camera to provide full motion video via a standard USB port, was introduced by the Company in July 2002. It fully integrates with the CDR system and eliminates the need for camera power supplies and video capture cards. CDRPan®, sold since September 1999, eliminates the need for x-ray film in panoramic dental diagnostic procedures and can easily be retrofitted onto existing panoramic dental x-ray machines. CDRPanX™ introduced by the Company in November 2003, internationally, and December 2004, domestically, is an integrated digital panoramic device, which allows for fully digital panoramic dental diagnostic procedures. SDX™, introduced by the Company in February 2005, is a DC x-ray generator designed to optimize wired and wireless digital radiography.

In addition, the Company is continuing to develop other products and devices, as well as updated versions of its current products.

In the field of medical radiography, the Company manufactures and sells the accuDEXA® bone densitometer, introduced by the Company in December 1997. It is a low-cost and easy-to-operate device for the assessment of bone mineral density and fracture risk.

The Company's core products are based primarily on its proprietary complementary metal oxide semiconductor ("CMOS") active pixel sensor ("APS") imaging technology. APS allows the cost-effective fabrication of imaging devices with high resolution. APS technology was developed by the California Institute of Technology and sublicensed to the Company for a range of health care applications. In addition, certain of the Company's products are based upon its proprietary enhanced charged-coupled-device ("CCD") imaging technology.

The Company's objective is to be the leading provider of innovative, high resolution, cost effective digital radiography products. The Company's primary focus is on the worldwide dental market. The Company plans to leverage its technological advantage in the digital imaging field to penetrate a variety of diagnostic imaging markets. The Company believes that its proprietary technologies and expertise in electronics, imaging software and advanced packaging may enable it to compete successfully in these markets. Key elements of the Company's strategy include (i) innovating products; (ii) leveraging brand recognition; (iii) expanding market leadership in dental digital radiography; (iv) enhancing international distribution channels; and (v) broadening product offerings.

The Company's business was founded in 1992 and it was incorporated in Delaware in 1997. On July 7, 1997, the Company completed an initial public offering of its Common Stock. Proceeds to the Company after expenses of the offering were approximately $33,508,000.

Under generally accepted accounting principles, the Company operates in one reportable segment: digital radiographic imaging systems. Note 1 to the Company's Consolidated Financial Statements summarizes, by percentage, the Company's revenues from its principal products.

The Company's offices are located at 30-00 47th Avenue, Long Island City, New York 11101. The Company's telephone number is (718) 937-5765, and its website address is http://www.schicktech.com.

PRODUCTS / INDUSTRY

Digital Imaging

X-ray imaging, or radiography, is widely used as a basic diagnostic technique in a broad range of applications. To produce a conventional radiograph, a film cassette is placed behind the anatomy to be imaged. A generator, which produces high-energy photons known as x-rays, is positioned opposite the film cassette. The transmitted x-rays pass through soft tissue, such as skin and muscle, and are absorbed by harder substances, such as bone. These x-rays then form a latent image upon the film. After exposure, the film is passed through a series of chemicals and then dried.

Film, however, has certain inherent limitations, including the time, expense, inconvenience and uncertainty associated with film processing, as well as the cost and environmental impact resulting from the disposal of waste chemicals. Furthermore, the radiation dosage levels required to ensure adequate image quality in conventional film may raise concerns regarding the health risks associated with exposure to radiation. Also, conventional film images cannot be electronically retrieved from patient records or electronically transmitted to health care providers or insurance carriers at remote locations, a capability which has become increasingly important in today's managed care environment. While certain x-ray scanning systems can convert x-rays into digital form, they add to the time and expense resulting from the use of conventional film and do not eliminate the drawbacks associated with film processing.

Digital radiography products have been developed to overcome the limitations of conventional film. These systems replace the conventional film cassette with an electronic receptor which directly converts the incident x-rays to digital images.

Dental Imaging

In contrast to physicians, who often operate within highly-specialized fields, dentists typically perform their own radiology work. They utilize a significant volume of radiographic products and operate a substantial quantity of radiographic equipment. The Company believes that there is a potential market for over one million digital dental radiography devices worldwide. According to the American Dental Association, as of 2002, there were 156,921 active private practitioners in the United States. The Company believes that each of them, on average, operates 2.5 radiological units, creating a current potential market of over 390,000 digital dental radiography devices in the United States alone. According to the World Health Organization, as of 2004, there were 1,138,957 practicing dentists throughout the world; of these, the Company believes that at least 600,000 practice in the world's major healthcare markets outside of the United States and that each of them operates 1.25 radiological units, on average, creating a potential market of 750,000 additional devices. As reported in March 2005 by Dental Products Report, only 22% of dentists who responded to its survey use a direct digital x-ray system in their practice.

The Company believes that dentists have a particularly strong motivation to adopt digital radiography. Radiographic examinations are an integral part of routine dental checkups and the dentist is directly involved in the film development process. The use of digital radiography eliminates delays in film processing, thus increasing the dentist's potential revenue stream and efficiency, and reduces overhead expenses. The use of digital radiography also allows dentists to more effectively communicate diagnoses and treatment plans to patients and to easily store and display patients' previous dental x-ray images, which the Company believes have the potential to increase the rate of patients' treatment acceptance and resulting revenues. Finally, the radiation dosage required to produce an intra-oral dental x-ray, which is high when compared with other medical radiographs, can be reduced by up to 80% through the use of digital radiography.

The Company's principal revenue-generating product is its CDR® computed dental radiography imaging system. The Company's CDR® system is easy to operate and can be used with any dental x-ray generator. To produce a digital x-ray image using CDR®, the dentist selects an intra-oral sensor of suitable size and places it in the patient's mouth. The sensor converts the x-rays into a digital image that is displayed on the computer monitor within five seconds and automatically stored as part of the patient's clinical records. CDR® system software provides the dentist with a variety of tools for advanced analysis of the image. The sensor can then be repositioned for the next x-ray. As the x-ray dose is significantly lower than that required for conventional x-ray film, concern over the potential health risk posed by multiple x-ray exposures is greatly diminished. The process is easy and intuitive, enabling nearly any member of the dental staff to operate the CDR® system with minimal training.

The Company manufactures wired digital sensors in three sizes which correspond to the three standard sizes of conventional dental x-ray film. Size 0 is designed for pediatric use; size 1 is designed for taking anterior dental images; and size 2 is designed for taking bitewing images. All of the Company's CDR® sensors can be disinfected using cold solutions or gas. The typical CDR® configuration includes a computer, display monitor, size 2 digital sensor, imaging software and a USB remote module.

In February 2003, the Company announced the introduction of CDR Wireless™, which the Company believes to be the world's first wireless instant dental x-ray system. It allows dentists to produce high-quality instant radiographs with low radiation dosage and without the need for a cable between the intra-oral sensor and computer. The Company currently manufactures Size 1 and Size 2 wireless sensors.

In April 2002, the Company introduced the USBCam®, an innovative intra-oral camera which fully integrates with the CDR® system to provide color video images of the structures of the mouth. The Company believes that the USBCam was the world's first intra-oral camera with a direct USB interface. Since their introduction in 1991, intra-oral cameras have become widely accepted in dentistry as a diagnostic, communication and presentation tool.

In March 1999, the Company commenced the sale of its digital panoramic imaging device, the CDRPan®. This device, which is designed to be retrofitted into conventional panoramic dental x-ray machines, replaces film with electronic sensors and a computer. This obviates the need for film and provides instantaneous images, thus offering substantial savings in terms of time and costs. Additionally, the CDRPan® easily integrates with practice management and other computer software applications.

In November 2003 and December 2004, respectively, the Company introduced an integrated digital panoramic machine, marketed under the CDRPanX™ name, to the international and U.S. markets. It is a stand-alone device that performs digital panoramic imaging for use in dentistry and maxillofacial surgery.

In February 2005, the Company introduced the SDX™, a DC dental x-ray generator designed to optimize wired and wireless digital radiography. The SDX integrates with the other products in the Company's suite of CDR® dental imaging products.

Bone Mineral Density / Fracture Risk Assessment

The Company's accuDEXA® device, sold since December 1997, is an innovative bone mineral density ("BMD") assessment device which helps physicians diagnose low bone density and predict fracture risk. Based on APS technology, accuDEXA® is a small self-contained unit capable of instantly assessing the BMD of a specific portion of the patient's hand, a relative indicator of BMD elsewhere in the body. This device is the first BMD assessment instrument that is virtually automatic, requires no external x-ray generator or computer, and exposes the patient to less than 1% of the radiation of a single conventional chest x-ray.

MANUFACTURING

The Company's manufacturing facility is located at its headquarters in Long Island City, New York. At this facility, which is subject to periodic inspection by the United States Food and Drug Administration ("FDA"), the

Company manufactures certain of its products and components, and performs the majority of the final assembly and quality assurance testing process. In addition, the Company outsources the fabrication and testing of certain final assemblies and subassemblies.

The Company purchases various components for its products from a number of outside suppliers. While the Company strives to maintain multiple sources of supply for each such component, certain highly specialized components, including semiconductor wafers used in the assembly of sensors, are primarily provided by a single supplier. In these cases, the Company strives to maintain sufficient inventory so as to provide extra time in which to locate an acceptable alternate supplier in the event of a supply interruption. The Company believes that it would be able to locate an acceptable alternate supplier in such event; however, the need to replace a supplier could cause a disruption in the Company's ability to timely deliver its products or increase the Company's costs.

The Company's quality assurance program includes various quality control measures, from inspection of raw materials, purchased parts and assemblies through in-process and final inspection, and conforms to the guidelines of the International Quality Standard, ISO 9001. In August 1998, the Company was granted ISO 9001 certification and, in September 2003, was granted ISO 9001:2000 certification. Since August 1998, the Company has been subject to semi-annual audits to reaffirm its ongoing eligibility to maintain such certification.

DEPENDENCE ON CUSTOMERS

During fiscal 2005, 2004 and 2003, respectively, North American sales of approximately $31.8 million (or 61% of total annual sales), $21.6 million (or 55% of total annual sales) and $15.4 million (or 52% of total annual sales) were made to Patterson Dental Company ("Patterson"). During fiscal 2005, 2004 and 2003, respectively, sales of approximately $13.9 million, $9.9 million and $6.2 million were made to international customers.

PATENTS, TRADE SECRETS AND PROPRIETARY RIGHTS

The Company seeks to protect its intellectual property through a combination of patent, trademark and trade secret protection. The Company's future success will depend in part on its ability to obtain and enforce patents for its products and processes, preserve its trade secrets and operate without infringing the proprietary rights of others.

Patents

The Company has an active corporate patent program, the goal of which is to secure patent protection for its technology. The Company currently has issued United States patents for an 'Intra-Oral Sensor for Computer Aided Radiography', U.S. Patent No. 5,434,418, which expires on October 16, 2012; a 'Large Area Image Detector', U.S. Patent No. 5,834,782, which expires on November 20, 2016; a 'Method and Apparatus for Measuring Bone Density', U.S. Patent No. 5,852,647, which expires on September 24, 2017; an 'Apparatus for Measuring Bone Density Using Active Pixel Sensors', U.S. Patent No. 5,898,753, which expires on June 6, 2017; a 'Dental Imaging System with Lamps and Method', U.S. Patent No. 5,908,294, which expires on June 12, 2017; an 'X-Ray Detection System Using Active Pixel Sensors', U.S. Patent No. 5,912,942, which expires on June 6, 2017; a 'Dental Imaging System with White Balance Compensation', U.S. Patent No. 6,002,424, which expires on June 12, 2017; 'Dental Radiography Using an Intraoral Linear Array Sensor,' U.S. Patent No. 5,995,583, which expires on November 13, 2016; a 'Method for Reading Out Data from an X-Ray Detector,' U.S. Patent No. 6,069,935, which expires on November 2, 2018; a 'Filmless Dental Radiography System Using Universal Serial Bus Port', U.S. Patent No. 6,134,298, which expires on August 7, 2018; a 'Wireless Dental Camera', U.S. Patent No. 6,761,561, which expires on June 7, 2022; an 'Intraoral Wireless Sensor', U.S. Design Patent No. D493,892, which expires on August 18, 2018; and 'Dental X-Ray Positioning Using Adhesives', U.S. Patent No. 6,811,312, which expires on February 8, 2022. The Company is also a licensee of U.S. Patent No. 5,179,579, for a 'Radiograph Display System with Anatomical Icon for Selecting Digitized Stored Images', under a worldwide, non-exclusive, fully paid license. Additionally, the Company has two recently allowed U.S. Patents as well as another six U.S. patent applications currently pending. The Company also seeks foreign patent protection when it deems it to be warranted.

The Company is the exclusive sub-licensee for use in medical radiography applications of certain patents, patent applications and other know-how (collectively, the "Intellectual Property") related to complementary metal oxide semiconductor ("CMOS") active pixel sensor technology (the "APS Technology"), which was developed by the California Institute of Technology and sublicensed to the Company. The Company's exclusive rights to such technology are subject to government rights to use, noncommercial educational and research rights to use by California Institute of Technology and the Jet Propulsion Laboratory, and the right of a third party to obtain a nonexclusive license from the California Institute of Technology with respect to such technology. The Company believes that, except for such third party's exercise of its right to obtain a nonexclusive license to use APS Technology in a field other than medical radiography, none of the foregoing parties have given notice of their exercise of any of their respective rights to the APS Technology. There can be no assurance that this will continue to be the case, and any such exercise could have a material adverse effect on the Company.

The Company has granted several non-exclusive licenses on certain of its patents and intends to grant additional patent licenses in the future as and when it deems it appropriate.

Trademarks

The Company has obtained trademark registrations from the United States Patent and Trademark Office for the marks (i) "CDR" for its digital dental radiography product; (ii) "USBCam" for its intra-oral camera (iii) "QuickZoom" (both textual and stylized) for a viewing feature in its digital dental radiography product; (iv) "accuDEXA" for its BMD assessment product; and (v) "CDRPan" for its panoramic digital dental radiography product. In addition, the Company has common law trademark rights in several other names it uses commercially in connection with its products.

Trade Secrets

In addition to patent protection, the Company owns trade secrets and proprietary know-how which it seeks to protect, in part, through appropriate Non-Disclosure, Non-Solicitation, Non-Competition and Inventions Agreements, and, to a limited degree, employment agreements with appropriate individuals. These agreements generally provide that all confidential information developed by or made known to the individual by the Company during the course of the individual's relationship with the Company is the property of the Company, and is to be kept confidential and not disclosed to third parties, except in specific limited circumstances. The agreements also generally provide that all inventions conceived by the individual in the course of rendering services to the Company shall be the exclusive property of the Company. However, there can be no assurances that these agreements will not be breached, that the Company would have adequate remedies available for any breach or that the Company's trade secrets will not otherwise become known to, or independently developed by, its competitors.

GOVERNMENT REGULATION

Products that the Company is currently developing or may develop in the future are likely to require certain forms of governmental clearance, including, but not limited to, marketing clearance by the U.S. Food and Drug Administration. The FDA review process typically requires extended proceedings pertaining to product safety and efficacy. The Company believes that its future success will depend to a large degree upon commercial sales of improved versions of its current products and sales of new products; the Company will not be able to market such products in the United States without FDA marketing clearance. There can be no assurance that any products developed by the Company in the future will be given clearance by applicable governmental authorities or that additional regulations will not be adopted or current regulations amended in such a manner as to adversely affect the Company.

Pursuant to the Federal Food, Drug and Cosmetic Act, as amended (the "FD&C Act"), the FDA classifies medical devices intended for human use into three classes: Class I, Class II, and Class III. In general, Class I devices are products for which the FDA determines that safety and effectiveness can be reasonably assured by general controls under the FD&C Act relating to such matters as adulteration, misbranding, registration, notification, records and reports. The USBCam® is a Class I device.

Class II devices are products for which the FDA determines that general controls are insufficient to provide a reasonable assurance of safety and effectiveness, and that require special controls such as promulgation of performance standards, post-market surveillance, patient registries or such other actions as the FDA deems necessary. CDR®, CDR Wireless™, CDRPan®, CDRPanX™, SDX™ and accuDEXA® have been classified as Class II devices.

Class III devices are devices for which the FDA has insufficient information to conclude that either general controls or special controls would be sufficient to assure safety and effectiveness, and which are life-supporting, life-sustaining, of substantial importance in preventing impairment of human health, or present a potential unreasonable risk of illness or injury. Devices in this class require pre-market approval, as described below. None of the Company's existing products are in the Class III category.

The FD&C Act further provides that, unless exempted by regulation, medical devices may not be commercially distributed in the United States unless they have been cleared by the FDA. There are two review procedures by which medical devices can receive such clearance. Some products may qualify for clearance under a Section 510(k) procedure, in which the manufacturer submits to the FDA a pre-market notification that it intends to begin marketing the product, and shows that the product is substantially equivalent to another legally marketed product (i.e., that it has the same intended use and that it is as safe and effective as a legally marketed device, and does not raise different questions of safety and effectiveness than does a legally marketed device). In some cases, the 510(k) notification must include data from human clinical studies.

Marketing may commence once the FDA issues a clearance letter finding such substantial equivalence. According to FDA regulations, the agency has 90 days in which to respond to a 510(k) notification. There can be no assurance, however, that the FDA will provide a timely response, or that it will reach a finding of substantial equivalence.

If a product does not qualify for the 510(k) procedure (either because it is not substantially equivalent to a legally marketed device or because it is a Class III device), the FDA must approve a Pre-Market Approval ("PMA") application before marketing can begin. PMA applications must demonstrate, among other things, that the medical device is safe and effective. A PMA application is typically a complex submission that includes the results of clinical studies. Preparation of such an application is a detailed and time-consuming process. Once a PMA application has been submitted, the FDA's review process may be lengthy and include requests for additional data. By statute and regulation, the FDA may take 180 days to review a PMA application, although such time may be extended. Furthermore, there can be no assurance that the FDA will approve a PMA application.

In January 1994, the FDA cleared the Company's 510(k) application for general use and marketing of the CDR® system; in October 2002, cleared the Company's expanded 510(k) application for the CDR Wireless product; and in June 2004, cleared the Company's 510(K) application in connection with a modification of the CDR system for optimization for use with the SDX™ product. In November 1996, the FDA cleared the Company's 510(k) application for general use and marketing of CDRCam (USBCam®). In December 1997, the FDA cleared the Company's 510(k) application for general use and marketing of accuDEXA®. The FDA granted the Company additional clearances in connection with the accuDEXA®, on June 4, 1998, to market accuDEXA® as a predictor of fracture risk, and on May 26, 2000, to further clarify issues regarding the collection of the normative database. In December 1998 and May 2003, the FDA cleared the Company's 510(k) applications for CDRPan® and CDRPanX™, respectively.

In addition to the requirements described above, the FD&C Act requires that all medical device manufacturers and distributors register with the FDA annually and provide the FDA with a list of those medical devices which they distribute commercially. The FD&C Act also requires that all manufacturers of medical devices comply with labeling requirements and manufacture their products and maintain their documents in a prescribed manner with respect to manufacturing, testing, and quality control activities. The FDA's Medical Device Reporting regulation subjects medical devices to post-market reporting requirements for death or serious injury, and for certain malfunctions that would be likely to cause or contribute to a death or serious injury if malfunction were to recur. In addition, the FDA prohibits a device which has received marketing clearance from being marketed for applications for which marketing clearance has not been obtained. Furthermore, the FDA generally requires that medical devices not cleared for marketing in the United States receive FDA marketing clearance before they are exported, unless an export certification has been granted.

The Company must obtain certain approvals by and marketing clearances from governmental authorities, including the FDA and similar health authorities in foreign countries, to market and sell its products in those countries. The FDA regulates the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of "medical devices", as do various foreign authorities in their respective jurisdictions. The FDA enforces additional regulations regarding the safety of equipment utilizing x-rays. Various states also impose their own regulations.

The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval ("PMA") may be necessary. Such proceedings, which must be completed before marketing a new medical device, are potentially very expensive and time consuming. They may delay or hinder a product's timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authorities will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect the Company. The FDA also regulates the content of advertising and marketing materials relating to medical devices. Failure to comply with such regulations may result in a delay in obtaining approval for the marketing of such products or the withdrawal of such approval if previously obtained.

The Company is currently developing new products for the dental and medical markets. The Company expects to file 510(k) applications with the FDA in connection with its future products, as necessary. There can be no assurance that the Company will file such 510(k) applications and/or will obtain pre-market clearance for any future products, or that in order to obtain 510(k) clearance, the Company will not be required to submit additional data or meet additional FDA requirements that may substantially delay the 510(k) process and result in substantial additional expense. Moreover, such pre-market clearance, if obtained, may be subject to conditions on marketing or manufacturing, which could impede the Company's ability to manufacture and/or market the product and/or adversely affect its profitability. If the Company is unable to obtain regulatory clearance for and market new products and enhancements to existing products, it will have a material adverse effect on the Company.

The Company's CDR® wireless product complies with the relevant technical standards established by the U.S. Federal Communications Commission ("FCC"), as set forth in FCC Rule 15.249. CDR Wireless™ is not subject to any wireless or transmission licensing requirements.

Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, governmental regulations may be established that could prevent or delay regulatory clearance of the Company's products. Delays in receipt of clearance, failure to receive clearance or the loss of previously received clearance would have a material adverse effect on the Company's business, financial condition and results of operations.

In addition to laws and regulations discussed above, the Company is subject to government regulations applicable to all businesses, including, among others, regulations related to occupational health and safety, workers' benefits and environmental protection. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

Distribution of the Company's products in countries other than the United States may be subject to regulations in those countries. These regulations vary significantly from country to country; the Company typically relies on its independent distributors in such foreign countries to obtain the requisite regulatory approvals.

The Company's dental products bear the "CE Mark," a European Union symbol of compliance with quality assurance standards and with the European Union's Medical Device Directive ("MDD"). In order to market the Company's products in the member countries of the European Union, it is necessary that those products conform to these standards and the MDD. It is also necessary that the Company's products comply with any revisions which may be made to the standards or the MDD. To date, the Company has maintained such compliance on its core products.

The Company has developed and implemented a quality assurance program in accordance with the guidelines of the International Quality Standard, ISO 9001. In August 1998, the Company was granted ISO 9001 certification. The Company's products also comply with the requirements for the "UL" 60601-1 (formerly UL 2601-1) (U.S.A.) and "CSA" C22.2 No. 601-1 (Canada) standards, the applicable standards for obtaining North American safety marking from an "NRTL" (Nationally Recognized Testing Lab). All of the Company's current products either bear an NRTL marking or are in the process of obtaining such marking.

PRODUCT LIABILITY INSURANCE

The Company is subject to the risk of product liability and other liability claims in the event that the use of its products results in personal injury or other claims. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains insurance coverage related to product liability claims, but there can be no assurance that product liability or other claims will not exceed its insurance coverage limits, or that such insurance will continue to be maintained or that it will be available on commercially acceptable terms, or at all.

RESEARCH AND DEVELOPMENT

During fiscal 2005, 2004 and 2003, research and development expenses were $4.9 million, $3.3 million and $2.6 million, respectively.

BACKLOG

The backlog of orders was approximately $1.0 million at June 6, 2005, $0.8 million at June 10, 2004, and $0.5 million at June 3, 2003. Orders included in backlog may generally be cancelled or rescheduled by customers without significant penalty.

EMPLOYEES

As of June 1, 2005, the Company had 139 full-time employees, engaged in the following capacities: sales and marketing (44); general and administrative (23); operations (44); and research and development (28). The Company believes that its relations with its employees are good. No Company employees are represented by a labor union or are subject to a collective bargaining agreement, nor has the Company experienced any work stoppages due to labor disputes.

SALES AND MARKETING

Dental Products

In April 2000, the Company and Patterson Dental Company entered into an exclusive distribution agreement covering the United States and Canada; as of May 1, 2000, the Company began marketing and selling its CDR® dental products in the United States and Canada through Patterson. The Company believes that Patterson has the largest direct sales force in the dental industry, totaling nearly 1,300 sales representatives and equipment/software specialists serving the United States and Canada.

The Company has a government sales program to sell directly to the Armed Services, Veterans Administration hospitals, United States Public Health Service and other government-sponsored health institutions.

The Company currently has 16 area sales manager ("ASM") territories located throughout the United States and one in Canada to interface with and assist Patterson in its sales effort; two individuals manage the ASM staff. In addition, a sales and marketing support staff of seven, based at the Company's offices in New York and at other locations throughout the United States, supports the sales managers and the ASMs by planning events and product seminars and developing promotional and marketing materials.

In the international market, the Company sells the CDR® system via independent regional distributors. There are currently approximately 65 independent CDR® dealers, covering about 57 countries. A dedicated in-house staff, as well as four individuals based in Europe, Asia and Latin America, provide the foreign distributors with materials, sales support, technical assistance and training, both in New York and abroad.

Our goal is to develop and introduce new technologies and products while maintaining market leadership in our core domestic business, strengthening and expanding our international distribution network and securing as many productive sales channels as possible.

BMD / Fracture Risk Assessment

The Company currently sells the accuDEXA® primarily through a network of manufacturer representatives. To date, accuDEXA® sales have taken place primarily within the United States, with a relatively small number of sales abroad. The primary end-users for accuDEXA® are primary care physicians, including OB/GYN practices, and osteopathic and geriatric specialists.

COMPETITION

Competition relating to the Company's current products is intense and includes various companies, both within and outside of the United States. Many of the Company's competitors are large companies with financial, sales and marketing, and other resources that are substantially greater than those of the Company. In addition, there can be no assurance that the Company's competitors are not currently developing, or will not attempt to develop, technologies and products that are more effective than those of the Company or that would otherwise render the Company's products obsolete or noncompetitive.

Dental Products

A number of companies currently sell intra-oral digital dental sensors under various brand names. These include Eastman Kodak Co. ("Trophy"), Gendex Dental Systems ("Visualix"), Dentrix Dental Systems, Inc. ("ImageRAYi"), Provision Dental Systems, Inc. ("Dexis"), Sirona Dental Systems ("Sidexis") and Suni Medical Imaging, Inc. In addition, Gendex, Air Techniques and Soredex Corporation sell storage-phosphor based intra-oral dental systems. The Company believes that its CDR system has thus far competed successfully against other products. If other companies enter the digital radiography field, it may result in a significantly more competitive market in the future. Several companies are involved in the manufacture and sale of intra-oral cameras, including Gendex, Henry Schein, Inc., Digital Doc and Air Techniques. Several companies, including Kodak, Sirona, Instrumentarium Imaging, Panoramic Corporation and Planmeca, manufacture digital panoramic dental devices.

BMD / Fracture Risk Assessment

Several companies including General Electric, Lunar, Hologic, Inc., Sunlight, Inc. and Norland are marketing competitive equipment, such as peripheral ultrasound devices. A number of other companies market devices that assess hand densitometry.

ITEM 2. PROPERTIES

The Company presently leases approximately 50,000 square feet of space in Long Island City, New York. That lease expires in June 2007. The leased space houses our executive offices, sales and marketing headquarters, research and development laboratories and production and shipping facilities. The Company believes that such space will be adequate for its needs for the foreseeable future and that, if such space proves to be inadequate, it will be able to procure additional or replacement space that will be adequate for its needs.

ITEM 3. LEGAL PROCEEDINGS

The Company and/or certain of its former officers are involved in the matters described below:

In August 1999, the Company, through its outside counsel, contacted the Division of Enforcement of the Securities and Exchange Commission ("SEC") to advise it of certain matters related to the Company's restatement of earnings for interim periods of fiscal 1999. The SEC subsequently conducted an investigation of the Company and certain individuals, including current and former officers and employees of the Company, pursuant to a Formal Order of Investigation. The Company cooperated with the SEC staff throughout the course of the investigation.

The Company has been informed that since January 2002 the SEC and/or the United States Attorney's Office for the Southern District of New York have served subpoenas upon and/or contacted certain individuals, including current and former officers and employees of the Company, and a current Director, in connection with this matter. On June 13, 2002, the Company was advised by counsel to David Schick, the Company's former chief executive officer, that the United States Attorney's Office for the Southern District of New York had notified such counsel that Mr. Schick was a target of the United States Attorney's investigation of this matter. The Company has cooperated with the SEC staff and U.S. Attorney's Office.

On November 14, 2003, the SEC filed a civil action in the United States District Court for the Eastern District of New York against the Company, its former chief executive officer, and its former vice president of sales & marketing. The SEC complaint alleges fraud, and books and records and reporting violations under Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act and various rules promulgated thereunder in connection with the financial statements included in the Company's reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1998. The SEC complaint seeks to enjoin the Company from future violations of those provisions of the Exchange Act and the rules thereunder, as well as disgorgement of any allegedly ill-gotten gains, which the Company does not believe to be material in amount. With respect to the other defendants, the complaint seeks injunctive relief, civil penalties, disgorgement and an officer/director bar.

The Company has had discussions with the Enforcement Staff of the SEC's northeast regional office in an effort to resolve the complaint against the Company, and the Company intends to continue such discussions. On May 4, 2005, the Court ordered that discovery in this case be suspended until June 18, 2005 to permit the consideration of settlement proposals. Any settlement would require approval by the Commission before it could become effective. There can be no assurance that settlement discussions will continue and/or will be successful.

During the three months ended December 31, 2004, the insurance coverage available to the Company for legal fee reimbursements and indemnification costs was fully depleted. If this matter remains unresolved, the Company will continue to incur significant legal fees and may incur indemnification costs. However, the Company believes that the magnitude of such expenditures will not adversely affect its ongoing business operations.

The Company could become a party to a variety of legal actions (in addition to that referred to above), such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits and intellectual property related litigation. In addition, because of the nature of its business, the Company is potentially subject to a variety of legal actions relating to its business operations. Recent court decisions and legislative activity may increase the Company's exposure for any of these types of claims. In some cases, substantial punitive damages could be sought. The Company currently has insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended March 31, 2005.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since January 30, 2002, the Company's Common Stock has been traded on the over-the-counter Bulletin Board under the symbol "SCHK".

The following table sets forth, for the periods indicated, the high and low bid prices of the Company's Common Stock as quoted on the over-the-counter Bulletin Board for each of the fiscal quarters during the years ended March 31, 2005 and 2004.

Fiscal Year Ended March 31, 2005	High	Low
First Quarter	$ 13.95	$ 9.65
Second Quarter	$ 13.90	$ 8.55
Third Quarter	$ 16.50	$ 9.50
Fourth Quarter	$ 19.20	$ 14.90
Fiscal Year Ended March 31, 2004	**High**	**Low**
First Quarter	$ 8.80	$ 4.30
Second Quarter	$ 8.58	$ 6.85
Third Quarter	$ 8.40	$ 6.50
Fourth Quarter	$ 12.15	$ 7.05

On June 8, 2005, the closing bid and asked prices per share of the Company's Common Stock, as quoted on the over-the-counter Bulletin Board, were $19.20 and $19.35 per share, respectively. Such prices represent quotations between dealers, without dealer mark-up, markdown or commission, and may not represent actual transactions. On June 8, 2005, there were one hundred forty-three (143) holders of record of the Company's Common Stock. However, the Company believes that the number of beneficial owners of such stock is substantially higher.

To date, the Company has retained its earnings to finance the growth and development of the Company's business, and has not paid any dividends on its Common Stock. The Company may consider paying dividends in the future, but currently has no plans to do so. The payment of dividends is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors.

Equity Compensation Plan Information

The following table sets forth the following information, as of March 31, 2005, with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance: the number of securities to be issued upon the exercise of outstanding options, warrants and rights; the weighted-average exercise price of such options, warrants and rights; and, other than the securities to be issued upon the exercise of such options, warrants and rights, the number of securities remaining available for future issuance under the plan:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,728,747	$ 5.52	968,753
Equity compensation plans not approved by security holders	—	—	—
Total	2,728,747	$ 5.52	968,753

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data are derived from, and are qualified by reference to, the audited financial statements of the Company for the period indicated. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and the Financial Statements included in Item 15 of this Report.

Schick Technologies, Inc.
Selected Financial Data

	Year ended March 31,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue, net	$ 52,418	$ 39,393	$ 29,817	$ 24,399	$ 21,252
Total cost of sales	14,857	11,495	9,628	8,832	10,306
Gross profit	37,561	27,898	20,189	15,567	10,946
Operating expenses:					
Selling and marketing	7,107	6,118	5,911	5,291	5,314
General and administrative	6,851	6,291	5,041	4,148	4,161
Research and development	4,812	3,301	2,598	2,176	2,220
Bad debt expense (recovery)	—	105	—	(93)	(454)
Abandonment of leasehold	—	—	—	118	275
Total operating expenses	18,770	15,815	13,550	11,640	11,516
Income (loss) from operations	18,791	12,083	6,639	3,927	(570)
Total other income (expense)	468	109	(174)	(839)	(1,068)
Income (loss) before income taxes	19,259	12,192	6,465	3,088	(1,638)
Income tax provision(benefit)	7,187	(5,917)	(5,360)	—	—
Net income (loss)	$ 12,072	$ 18,109	$ 11,825	$ 3,088	$ (1,638)
Basic earnings (loss) per share	$ 0.78	$ 1.69	$ 1.17	$ 0.30	$ (0.16)
Diluted earnings (loss) per share	$ 0.70	$ 1.07	$ 0.78	$ 0.26	$ (0.16)

	As of March 31,				
	2005	2004	2003	2002	2001
Balance Sheet Data:					
Cash and cash equivalents	$ 39,725	$ 20,734	$ 7,100	$ 1,622	$ 2,167
Working capital / (deficiency)	47,109	27,400	9,157	1,133	(1,586)
Total assets	57,534	42,743	22,610	11,957	12,646
Long-term obligations	—	—	—	2,039	4,080
Total liabilities	8,285	7,715	7,747	9,057	12,835
Retained earnings (accumulated deficit)	2,324	(9,748)	(27,857)	(39,682)	(42,770)
Stockholders' equity	49,249	35,028	14,863	2,900	(189)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in "Results of Operations" in this Item and elsewhere in this Report. See "ITEM 1 — Business — Forward-Looking Statements" and Exhibit 99.1 to this Report.

Overview

The Company designs, develops and manufactures digital imaging systems for the worldwide dental and medical markets. In the field of dentistry, the Company currently manufactures and markets a variety of digital imaging products including an intra-oral digital radiography system (CDR® and CDR Wireless™), a digital panoramic radiography sensor (CDRPan®) and integrated device (CDRPanX™), an intra-oral camera system (USBCam®), and a DC dental x-ray generator (SDX™). The Company also manufactures and sells a bone mineral density assessment device (accuDEXA®) which it developed to assist in the diagnosis and treatment of osteoporosis. The Company's revenues during fiscal 2005 were derived primarily from sales of its CDR® system.

The Company records sales revenue upon shipment to international dealers and to end-users in the U.S. In the case of sales made to Patterson, revenue arising from inventory in Patterson's possession is recorded in deferred revenue, and revenue is recognized upon shipment from Patterson's distribution centers. Revenues from the sales of extended warranties are recognized on a straight-line basis over the life of the extended warranty, which is generally a period of up to two years. The Company utilizes Patterson as the exclusive distributor for non-governmental sales of its dental products within the United States and Canada. The Company's accuDEXA® product is sold through a network of independent sales representatives in the United States. International sales of the Company's products are made primarily through a network of independent foreign distributors. In fiscal 2005, 2004, and 2003, sales to customers within North America were approximately 73%, 75% and 78% of total revenues, respectively. The Company's international sales are principally made to distributors in Europe and Asia. The Company's sales are primarily denominated in United States dollars.

Cost of sales consists of raw materials, manufacturing labor, facilities overhead, product support, and warranty costs. Excess and obsolete inventory expense relates to the overstocking or obsolescence of various dies and/or obsolete x-ray inventory that the Company may not use or otherwise salvage.

Operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses, and bad debt expense. Selling and marketing expenses consist of salaries and commissions, advertising, promotional and sales events and travel. General and administrative expenses include executive salaries, professional fees, facilities overhead, accounting, human resources, and general office administration expenses. Research and development expenses are comprised of salaries, consulting fees, facilities overhead and testing materials used for basic scientific research and the development of new and improved products and their uses. Research and development costs are expensed as incurred. Bad debt expense is a result of product shipments that were determined to be uncollectible or not collected. Bad debt recovery is a result of the receipt, in cash, for shipments previously deemed uncollectible.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect amounts reported in the accompanying consolidated financial statements and related footnotes. These estimates and assumptions are evaluated on an ongoing basis based on historical developments, market conditions, industry trends and other information the Company believes to be reasonable under the circumstances. There can be no assurance that actual results will conform to the Company's estimates and assumptions, and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. The following policies are those that the Company believes to be the most sensitive to estimates and judgments. The Company's significant accounting policies are more fully described in Note 1 to the consolidated statements.

Revenue recognition

The Company recognizes revenue when each of the following four criteria are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Revenues from sales of the Company's hardware and software products are recognized at the time of shipment to customers, and when no significant obligations exist and collectibility is reasonably assured. The Company provides its exclusive domestic distributor with a 30-day return policy but allows for an additional 15 days, and accordingly recognizes allowances for estimated returns pursuant to such policy at the time of shipment. Revenue from shipments to foreign customers is recognized at the time of shipment in accordance with foreign sales orders. With respect to products shipped to its exclusive domestic distributor, the Company defers revenue until Patterson ships such inventory from its distribution centers. Amounts received from customers in advance of product shipment are classified as deposits from customers. Revenues from the sale of extended warranties on the Company's products are recognized on a straight-line basis over the life of the extended warranty. Deferred revenues relate to extended warranty fees paid by customers prior to the performance of extended warranty services, and to certain shipments to Patterson, as described above.

Accounts receivable

The Company primarily sells on open credit terms to Patterson and to the U.S. Government, and upon signed purchase orders to hospitals and universities. The Company's international sales are generally prepaid, guaranteed by irrevocable letter of credit or underwritten by credit insurance. In a limited number of cases, international dealers are granted open credit terms. Warranty shipments are prepaid. Revenue from customers is subject to agreements allowing limited rights of return. Accordingly, the Company reduces revenue recognized for estimated future returns. The estimate of future returns is adjusted periodically based upon historical rates of return. The Company provides an allowance for doubtful accounts based upon its analysis of aged accounts receivable.

Inventories

Inventories are stated at the lower of cost or market. The cost of inventories is determined principally on the standard cost method for manufactured goods and on the average cost method for other inventories, each of which approximates actual cost on the first-in, first-out ("FIFO") method. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated or if changes in technology affect the Company's products, additional inventory reserves could be required.

Goodwill and other long-lived assets

Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and other Intangible Assets". This statement requires that the amortization of goodwill be discontinued and instead an annual impairment approach be applied. The impairment tests were performed upon adoption and are performed annually thereafter (or more often if adverse events occur) and will be based upon a fair value approach rather than an evaluation of undiscounted cash flows. If the asset has been impaired, the resulting charge reflects the excess of the asset's carrying value over the recalculated goodwill. Impairment tests performed in August 2002, March 2003, March 2004 and April 2005 indicated that goodwill had not been impaired.

Other long-lived assets, such as patents and property and equipment, are amortized or depreciated over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable, with impairment being based upon an evaluation of the identifiable undiscounted cash flows. If the asset has been impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

If market conditions become less favorable, future cash flows, the key variable in assessing the impairment of these assets, may decrease and as a result the Company may be required to recognize impairment charges.

Deferred tax asset and income taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. Through March 31, 2003, a valuation allowance of $11.4 million was established for deferred tax assets for which it was not more likely than not that the deferred tax asset would be realized. During the year ended March 31, 2003 the Company reduced its valuation allowance by $5.8 million. At March 31, 2004, the Company reduced its valuation allowance to zero, because it determined that it was more likely than not that the total deferred tax asset would be realized. During fiscal 2005, 2004, and 2003, the Company's utilization of its net operating losses resulted in a reduction of current taxes in the amount of $6.8 million, $4.8 million and $2.7 million, respectively. In assessing the valuation allowance, the Company considered future taxable income and ongoing tax planning strategies and determined that it was more likely than not that the deferred tax asset would be realized.

Warranty obligations

Products sold are generally covered by a warranty against defects in material and workmanship for a period of up to two years. The Company accrues a warranty reserve for estimated costs to provide warranty services. The Company estimates costs to service warranty obligations based on historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, warranty accrual will increase, resulting in decreased gross profit.

Stock-based compensation

Stock based compensation is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. In February 2000, an executive was awarded 75,000 shares of the Company's common stock, subject to a risk of forfeiture, which vested as to 25,000 shares on each of December 31, 2000, 2001 and 2002. Upon the sale of any such vested shares, the employee is required to pay the Company $1.32 per share sold within six months following such sale. The Company recorded a note receivable, which is presented as a reduction of Paid in Capital amounting to $99, relating to the stock issuance. The charge to operations relating to this stock award is not material to the financial statements. The Company determines the fair value of options issued based on the intrinsic value method.

Litigation and contingencies

The Company and its subsidiary are from time to time parties to lawsuits and regulatory administrative proceedings arising out of their respective operations. The Company records liabilities when a loss is probable and can reasonably be estimated. The Company believes it has estimated appropriately in the past; however court decisions and/or other unforeseen events could cause liabilities to be incurred in excess of estimates.

Contractual Obligations and Commercial Commitments

The following table summarizes contractual obligations and commercial commitments at March 31, 2005:

	PAYMENTS DUE BY PERIOD (in thousands)				
CONTRACTUAL OBLIGATIONS	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Operating leases	$ 1,169	$ 506	$ 663	$ —	$ —
Employment agreements	1,067	593	474	—	—
Purchase obligations	850	850	—	—	—
Consulting agreement	751	340	411	—	—
Total Contractual Cash Obligations	$ 3,837	$ 2,289	$ 1,548	$ —	$ —

Results Of Operations

The following table sets forth, for the fiscal years indicated, certain items from the Statement of Operations expressed as a percentage of net revenues:

	Year ended March 31,		
	2005	2004	2003
Revenue, net	100.0%	100.0%	100.0%
Total cost of sales	28.3%	29.2%	32.3%
Gross profit	71.7%	70.8%	67.7%
Operating expenses:			
Selling and marketing	13.6%	15.5%	19.8%
General and administrative	13.1%	16.0%	16.9%
Research and development	9.2%	8.4%	8.7%
Bad debt expense	—	0.3%	—
Total operating costs	35.8%	40.1%	45.4%
Operating income	35.8%	30.7%	22.3%
Other income (expense), net	0.9%	0.3%	(0.6%)
Income before tax expense (benefit)	36.7%	30.9%	21.7%
Income tax expense (benefit), net	13.7%	(15.0%)	(18.0%)
Net income	23.0%	46.0%	39.7%

Fiscal Year Ended March 31, 2005 as Compared to Fiscal Year Ended March 31, 2004

We design, manufacture and sell innovative digital products for the dental market. Our primary products are sensors that replace film in the x-ray process. Growing acceptance of these products have resulted in double-digit revenue growth in domestic and international markets. In fiscal 2005, we introduced the SDX™, a DC x-ray generator designed to optimize wired and wireless digital radiography.

During fiscal 2005, consolidation of the dental products market continued with Danaher Corporation's February 2005 acquisition of Dexis, a seller of dental digital radiography products. Previously, in March 2004, Danaher had acquired Kavo, a manufacturer of capital dental equipment, and in February 2004, it had acquired Gendex, a division of Dentsply International, Inc. which manufactures dental imaging products. In addition, during fiscal 2004, Eastman Kodak Company entered the digital dental market when it acquired PracticeWorks, a practice management software company with a digital sensor manufacturing and marketing subsidiary located in France. Management believes that the trend towards consolidation in the marketplace is likely to continue into the foreseeable future. The Company will consider acquisitions whenever appropriate. Management believes that the consolidation of the market did not significantly affect the Company's revenues or operating margins in fiscal 2005.

For the fiscal year ended March 31, 2005, the Company's domestic dental product revenues increased 39% to $33.3 million, or 64% of revenue. Foreign dental product revenues, principally from Europe and Asia, increased 41% to $13.9 million, or 26% of revenue. Management believes that wider acceptance of the Company's products as well as continued expansion of sales through our exclusive domestic distributor and improvements in our international distribution network are the primary factors underlying our improved performance.

Operating expenses, with the exception of expenses related to compliance with new internal control reporting requirements and expenses related to research and development activity, declined as a percent of revenue as the Company leveraged its fixed expense advantage. Income tax expense increased significantly because of increasing profits and the prior year reduction of the reserve for deferred income tax assets to zero. At year end the Company had utilized all of its net operating loss carryover.

Total revenue increased $13.0 million (33%) to $52.4 million in fiscal 2005, from $39.4 million in fiscal 2004. The revenue increase was due to higher sales of CDR® dental radiography products principally through expansion of sales through the Company's exclusive domestic distributor, Patterson Dental Company ("Patterson") and through foreign distributors, principally in Europe and Asia. Total domestic revenues increased $9.0 million (31%) to $38.5 million (73% of revenue) from $29.4 million (75% of revenue) in fiscal 2004. Total international revenues increased $4.0 million (40%) to $13.9 million (27% of revenue) from $9.9 million (25% of revenue) in fiscal 2004.

CDR® product revenue increased $13.4 million (40%) to $47.1 million (90% of revenue) during fiscal 2005 from $33.7 million (86% of revenue) during fiscal 2004. AccuDEXA® product revenue decreased to $0.4 million from $0.6 million (1% of revenue during each of fiscal 2005 and fiscal 2004, respectively) as a result of a decline in the Company's sales of the product in fiscal 2005. Warranty revenues decreased $0.2 million (4%) to $4.9 million (9% of revenue) during fiscal 2005 from $5.1 million (13% of revenue) during fiscal 2004. This decrease in warranty revenues results primarily from the continued transition of Pre-Patterson legacy customers to Patterson for their service and warranty needs.

Patterson revenue amounted to 61% and 55% of total revenue in fiscal 2005 and 2004, respectively. No other individual customer exceeded 10% of total revenue. Overall sales returns remained under 1% of revenue in fiscal 2005 and 2004.

Total cost of sales for fiscal 2005 increased $3.4 million (29%) to $14.9 million (28% of revenue) from $11.5 million (29% of revenue) in fiscal 2004. The relative cost of sales declined as a result of the Company's improved operating efficiency and its ability to leverage relatively fixed overhead. This overall improvement is net of lower gross margins from the Company's newest product offerings as the Company seeks to expand its product base.

Selling and marketing expense for fiscal 2005 increased $1.0 million (16%) to $7.1 million (14% of revenue) from $6.1 million (16% of revenue) in fiscal 2004. Increased sales and sales activities resulted in higher payroll and commission expenses.

General and administrative expense for fiscal 2005 increased $0.6 million (9%) to $6.9 million (13% of revenue) from $6.3 million (16% of revenue) in fiscal 2004. Increases are principally the result of fees incurred to comply with Sarbanes-Oxley Act internal control reporting requirements.

Research and development expense in fiscal 2005 increased $1.5 million (46%) to $4.8 million (9% of revenue) from $3.3 million (8% of revenue) in fiscal 2004. The increase is the result of higher payroll and research-materials expenses that related to new and ongoing projects and to charges relating to the Company's three-year consulting agreement with a former executive, who is a current shareholder, entered into in May 2004.

Interest expense in fiscal 2005 decreased to zero from $0.2 million in fiscal 2004 due to the Company's June 2003 prepayment of the outstanding balance of its loan from Greystone Funding Corporation ("Greystone"). Interest income in fiscal 2005 increased $0.3 million to $0.5 million as the Company increased the amount of cash equivalents it held in short-term investments.

Income before income taxes in fiscal 2005 increased $7.1 million (58%) to $19.3 million (37% of revenue) from 12.2 million (31% of revenue) in fiscal 2004 as a result of the items discussed above.

During fiscal 2005, income tax expenses increased $13.1 million to $7.2 million from a tax benefit of $5.9 million in fiscal 2004. In fiscal 2004, the deferred tax valuation allowance was reduced to zero, more than offsetting that year's current and deferred income tax charges. Consequently, net income for the year ended March 31, 2004 was $11.4 million ($0.67 per diluted share) higher than would otherwise have been reported if such reduction had not been recorded. During fiscal 2005, the Company's utilization of its net operating losses resulted in a reduction of current taxes of $6.9 million. At March 31, 2005, the Company used all of its net operating loss carryforward. Tax credits approximating $2.4 million are available to offset future income taxes.

As a result of all of the foregoing items, the Company's net income in fiscal 2005 decreased by $6.0 million

(33%) to $12.1 million from $18.1 million in fiscal 2004.

Fiscal Year Ended March 31, 2004 as Compared to Fiscal Year Ended March 31, 2003

In fiscal 2004, we introduced the first digital wireless sensor and a fully integrated digital panoramic machine. Continued acceptance of these and other digital products is important to our success.

During fiscal 2004, Eastman Kodak Company entered the digital dental market when it acquired PracticeWorks, a practice management software company with a digital sensor manufacturing and marketing subsidiary located in France. The entry of Kodak into the market did not adversely affect the Company's revenues or operating margins in fiscal 2004.

Domestic dental product revenues increased 30% to $23.9 million, or 61% of revenue. Foreign dental product revenues, principally from Europe and Asia, increased 64% to $9.8 million, or 25% of revenue. Management believes that continued improvement in the international distribution network and wider acceptance of the Company's products were the key elements of improving performance. The pace of our international revenue increase far exceeded the 15% decline in the value of the U.S. dollar during the year.

Operating expenses, with the exception of legal fees, which are principally related to the SEC/US attorney investigation and SEC civil action, declined as a percent of revenue as the Company leveraged its fixed expense advantage. After several years of increasingly profitable operations, the Company reduced the reserve for deferred income taxes to zero and recorded a $6.6 million tax benefit at March 31, 2004.

Total revenue increased $9.6 million (32%) to $39.4 million in fiscal 2004 from $29.8 million in fiscal 2003. The revenue increase was due to higher sales of CDR® dental radiography products principally through expansion of sales through its exclusive domestic distributor, Patterson, and through foreign distributors, principally in Europe and Asia. Total domestic revenues increased $5.8 million (24%) to $29.4 million (75% of revenue) from $23.6 million (79% of revenue) in fiscal 2003. Total international revenues increased $3.8 million (62%) to $9.9 million (25% of revenue) from $6.2 million (21% of revenue) in fiscal 2003.

CDR® product revenue increased $9.3 million (38%) to $33.7 million (86% of revenue) during fiscal 2004 from $24.4 million (82% of revenue) during fiscal 2003. AccuDEXA® product revenue was unchanged at $0.6 million (1% and 2% of revenue during fiscal 2004 and fiscal 2003, respectively). Warranty revenues increased $0.3 million (6%) to $5.1 million (13% of revenue) during fiscal 2004 from $4.8 million (16% of revenue) during fiscal 2003.

Patterson revenue amounted to 55% and 52% of total revenue in fiscal 2004 and 2003, respectively. No other individual customer exceeded 10% of total revenue. Overall sales returns remained under 0.5% of revenue in fiscal 2004 and 2003.

Total cost of sales for fiscal 2004 increased $1.8 million (19%) to $11.5 million (29% of revenue) from $9.7 million (32% of revenue) in fiscal 2003. The relative cost of sales declined as a result of the Company's improved operating efficiency. The Company leveraged fixed overhead over the increase in revenue while improved product mix resulted in higher margins. Additionally, product improvements resulted in an overall reduction of expense in support of its warranty obligations. The Company's provision for excess and obsolete inventory decreased to 0.5% of net revenue in fiscal 2004 from 0.9% in fiscal 2003.

Selling and marketing expense for fiscal 2004 increased $0.2 million (3%) to $6.1 million (16% of revenue) from $5.9 million (20% of revenue) in fiscal 2003. Increased sales and sales activities resulted in higher payroll and commission expenses.

General and administrative expense for fiscal 2004 increased $1.3 million (25%) to $6.3 million (16% of revenue) from $5.0 million (17% of revenue) in fiscal 2003. Increases were principally the result of legal fees incurred in connection with the SEC/US attorney investigation and other corporate business, other professional fees, a non-cash payroll charge, higher payroll expense, corporate governance costs and insurance expenses.

Research and development expense in fiscal 2004 increased $0.7 million (27%) to $3.3 million (8% of revenue) from $2.6 million (9% of revenue) in fiscal 2003. The increase was the result of higher payroll and research-materials expenses related to new and ongoing projects.

Interest expense in fiscal 2004 decreased $0.1 million (44%) to $0.2 million from $0.3 million in fiscal 2003 due to the Company's June 2003 prepayment of the outstanding balance of its loan from Greystone. The prepayment resulted in the write-off of $0.2 million of deferred interest expense in fiscal 2004. Interest income in fiscal 2004 increased $0.1million to $0.2 million as the Company increased investment in bank certificates of deposit.

During fiscal 2004, the Company reduced its deferred tax valuation allowance to zero and recorded a $6.6 million income tax benefit. The Company reduced the valuation allowance because it believed it more likely than not that the net operating loss carryforward would be realized. During fiscal 2004, the Company's utilization of its net operating losses resulted in a reduction of current taxes in the amount of $4.8 million.

As a result of all of the foregoing items, the Company's net income in fiscal 2004 increased by $6.3 million (53%) to $18.1 million from $11.8 million in fiscal 2003.

Liquidity and Capital Resources

At March 31, 2005, the Company had $39.7 million in cash and cash equivalents, and working capital of $47.1 million, compared to $20.7 million in cash and cash equivalents, and $27.4 million in working capital, at March 31, 2004. The increase in working capital is primarily attributable to the Company's increased operating profit during fiscal 2005.

During fiscal 2005, cash provided by operations increased $5.2 million (37%) to $19.0 million, as compared to $13.8 million during fiscal 2004. Accounts receivable increased to $5.7 million at March 31, 2005, as compared to $4.0 million at March 31, 2004, due to increased sales activity. The allowance for doubtful accounts decreased $81, to $57, at March 31, 2005 from $138 at March 31, 2004, due to a settlement between the Company and the single account that had disputed the amount it owed to the Company. The amount due from Patterson which was included in accounts receivable ($2.8 million at March 31, 2005) was fully collected after year-end. Inventories increased to $3.5 million at March 31, 2005 compared to $3.1 million at March 31, 2004 due to products introduced in fiscal 2005. The Company's capital expenditures increased to $0.6 million in fiscal 2005 from $0.3 million in fiscal 2004. The Company's capital expenditures in fiscal 2005 and 2004 primarily consisted of tooling costs and computer upgrades.

Management believes that its existing capital resources and other potential sources of credit are adequate to meet its current cash requirements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements or interests in so-called special purpose entities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is included as a separate section of this Annual Report on Form 10-K, beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DATA

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a and 15d-15(e) under the Securities and Exchange Act of 1934), as of March 31, 2005. Based upon this evaluation, our chief executive officer and principal accounting officer concluded that, as of March 31, 2005, the Company's disclosure controls and procedures: (1) were designed to ensure that material information relating to the Company, including our consolidated subsidiary, is made known to our chief executive officer and principal accounting officer by others within those entities, particularly during the period in which this report was being prepared, and (2) were effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of March 31, 2005, our internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm which audited the Company's financial statements included in this Form 10-K has issued an attestation report on management's assessment of the Company's internal control over financial reporting. The attestation report appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Schick Technologies, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Schick Technologies, Inc. and subsidiary (the "Company") maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended March 31, 2005 and financial statement schedule as of and for the three years ended March 31, 2005 of the Company, and our report dated May 13, 2005 expressed an unqualified opinion on those financial statements and financial statements schedule.

/s/ Grant Thornton LLP
New York, New York
May 13, 2005

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) The Directors of the Company are as follows:

Euval Barrekette, Ph.D. — Age 74, has served as a Director of the Company since April 1992 and as a member of the Executive Compensation Committee of the Board of Directors since November 2002. Dr. Barrekette's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2005. Dr. Barrekette is a licensed Professional Engineer in New York State. Since 1986 Dr. Barrekette has been a consulting engineer and physicist. From 1984 to 1986 Dr. Barrekette was Group Director of Optical Technologies of the IBM Large Systems Group. From 1960 to 1984 Dr. Barrekette was employed at IBM's T.J. Watson Research Center in various capacities, including Assistant Director of Applied Research, Assistant Director of Computer Science, Manager of Input/Output Technologies and Manager of Optics and Electrooptics. Dr. Barrekette holds an A.B. degree from

Columbia College, a B.S. degree from Columbia University School of Engineering an M.S. degree from its Institute of Flight Structures and a Ph.D. from the Columbia University Graduate Faculties. Dr. Barrekette is a fellow of the American Society of Civil Engineers, a Senior Member of the Institute of Electrical & Electronics Engineers, and a member of The National Society of Professional Engineers, The New York State Society of Professional Engineers, The Optical Society of America and The New York Academy of Science. Dr. Barrekette is the brother-in-law of Dr. Allen Schick.

William K. Hood	Age 81, has served as Chairman of the Board of Directors since June 2004, as a Director of the Company and as Chairman of the Audit Committee of the Board of Directors since February 2002, as a member of the Executive Compensation Committee of the Board of Directors since November 2002, as a member of the Special Litigation Committee of the Board of Directors since September 2003, and as a member of the Nominating Committee of the Board of Directors since September 2004. Mr. Hood's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2007. From 1989 to 1996, Mr. Hood served as a consultant to Harlyn Products, Inc. and as a member of its Board of Directors. From 1983 to 1988, he was Senior Vice-President of American Bakeries Company. From 1981 to 1983, Mr. Hood served as Dean of the Chapman University School of Business and Management. From 1972 to 1980, he was President and Chief Executive Officer of Hunt-Wesson Foods, Inc. Mr. Hood is currently a Trustee of Chapman University.
Arthur D. Kowaloff	Age 58, has served as a Director of the Company since October 2004 and as a member of the Audit Committee of the Board of Directors, the Executive Compensation Committee of the Board of Directors, and Chairman of the Special Litigation Committee of the Board of Directors since November 2004. Mr. Kowaloff's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2005. From 1998 to 2003, Mr. Kowaloff served as a Managing Director of BNY Capital Markets, Inc. From 1991 to 1998, he was Chief Operating Officer and Senior Managing Director of Patricof & Company Capital Corporation. Prior to that, Mr. Kowaloff was an attorney at the New York City firm of Willkie Farr & Gallagher, where he served as Senior Partner and Executive Committee Member and specialized in corporate and securities law and mergers and acquisitions. Mr. Kowaloff is currently President and Director of the PBP Foundation of New York and a Director of the Orange County Capital Development Corporation. Mr. Kowaloff holds a Juris Doctor degree from Yale Law School.
Curtis M. Rocca III	Age 42, has served as a Director of the Company and as a member of the Audit Committee of the Board of Directors since May 2002, as Chairman of the Executive Compensation Committee of the Board of Directors since November 2002, as a member of the Special Litigation Committee of the Board of Directors since September 2003 and as a member of the Nominating Committee of the Board of Directors since September 2004. Mr. Rocca's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2007. Since 2000, Mr. Rocca has been the Managing Partner of Douglas, Curtis & Allyn, LLC. From 1998 to 2000, he served as Chief Executive Officer of Dental Partners, Inc. From 1990 to 1998, Mr. Rocca was Chairman and Chief Executive Officer of Bio-Dental Technologies Corp. (NASDAQ: BDTC).
Allen Schick, Ph.D.	Age 70, has served as a Director of the Company since April 1992, and as a member of the Executive Compensation Committee of the Board of Directors since November 2002. Dr. Schick's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2006. Since 1981, Dr. Schick has been a professor at the University of Maryland and, in 2000, was elected "Distinguished University Professor" a title reserved for fewer than 2% of the faculty. Since

1988, Dr. Schick has been a Visiting Fellow at the Brookings Institution. Dr. Schick holds a Ph.D. degree from Yale University. Dr. Schick is the brother-in-law of Dr. Barrekette.

Jeffrey T. Slovin

Age 40, has served as the Company's Chief Executive Officer since June 2004 and as its President since December 1999. Mr. Slovin has also served as a Director of the Company since December 1999. In addition, from November 2001 to June 15, 2004, Mr. Slovin served as the Company's Chief Operating Officer. Mr. Slovin's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2007. Since November 2002, Mr. Slovin has been a member of the Board of Directors of Electronic Global Holdings Ltd. From 1999 to November 2001, Mr. Slovin was a Managing Director of Greystone & Co., Inc. From 1996 to 1999, Mr. Slovin served in various executive capacities at Sommerset Investment Capital LLC, including Managing Director, and as President of Sommerset Realty Investment Corp. During 1995, Mr. Slovin was a Manager at Fidelity Investments Co. From 1991 to 1994, Mr. Slovin was Chief Financial Officer of Sports Lab USA Corp. and, from 1993 to 1994, was also President of Sports and Entertainment Inc. From 1987 to 1991, Mr. Slovin was an associate at Bear Stearns & Co., Inc., specializing in mergers and acquisitions and corporate finance. Mr. Slovin holds an MBA degree from Harvard Business School.

(b) The following table shows the names and ages of all executive officers of the Company, the positions and offices held by such persons and the period during which each such person has served as an officer. The term of office of each person is generally not fixed since each person serves at the discretion of the Board of Directors of the Company.

Name	Age	Officer Position	Since
Jeffrey T. Slovin	40	Chief Executive Officer, President and Director	1999
Michael Stone	52	Executive Vice-President of Sales and Marketing	2000
Stan Mandelkern	45	Vice President of Engineering	1999
Ari Neugroschl	34	Vice President of Management Information Systems	2000
Zvi N. Raskin	42	Secretary and General Counsel	1992
Will Autz	51	Vice President of Manufacturing	2003
Ronald Rosner	58	Director of Finance and Administration	2000

The business experience of each of the executive officers who is not a Director is set forth below.

MICHAEL STONE has served as the Company's Executive Vice President of Sales and Marketing since September 2000 and as the Company's Vice President of Sales and Marketing from January 2000 to September 2000. From September 1993 to January 2000, Mr. Stone was General Manager of the Dental Division of Welch-Allyn Company, and from October 1989 to September 1993 was Director of Marketing for Welch-Allyn. Mr. Stone holds an MBA degree from the University of Rochester.

STAN MANDELKERN has served as the Company's Vice President of Engineering since November 1999. From 1998 to 1999, Mr. Mandelkern was the Company's Director of Electrical Engineering, and was a Senior Electrical Engineer at the Company from 1997 to 1998. From 1996 to 1997, Mr. Mandelkern was employed at Satellite Transmission Systems as Project Leader for the Digital Video Products Group. From 1989 to 1996, Mr. Mandelkern held various design and management positions at Loral Corp. Mr. Mandelkern holds an M.S. Degree in electrical engineering from Syracuse University.

ARI NEUGROSCHL has served as the Company's Vice President of Management Information Systems since July 2000. From November 1997 to July 2000, Mr. Neugroschl was the Company's Director of Management Information Systems, and from February 1996 to November 1997 he served as the Company's Director of Customer Service and Support. Mr. Neugroschl holds a B.S. in Economics from Yeshiva University.

ZVI N. RASKIN has served as Secretary of the Company since April 1992 and as General Counsel of the Company since September 1995. From April 1992 to May 1996, Mr. Raskin was a Director of the Company. Mr. Raskin is admitted to practice law before the Bars of the State of New York, the United States District Courts for the Southern and Eastern Districts of New York and the United States Court of Appeals for the Second Circuit. From 1992 to 1995, Mr. Raskin was a senior associate at the New York law firm of Townley & Updike. Mr. Raskin holds a J.D. degree from Yale Law School.

WILL AUTZ has served as the Company's Vice President of Manufacturing since January 2003. From January 2000 to December 2002, Mr. Autz was the Company's Director of Manufacturing. From 1996 to 1999, Mr. Autz was the Manager of Manufacturing Engineering at Trident International Inc., a division of Illinois Tool Works Inc. From 1991 to 1996, Mr. Autz was the Director of Manufacturing & Manufacturing Engineering at General Signal Networks, a division of General Signal Inc. Mr. Autz holds a BS in Electromechanical Technology from the New York Institute of Technology and is a member of the American Society of Manufacturing Engineers.

RONALD ROSNER has served as the Company's Director of Finance and Administration since August 2000. From March 1999 to August 2000, Mr. Rosner served the Company in several senior accounting and financial capacities. From October 1998 to February 1999, Mr. Rosner was a Consultant at Mercantile Ship Corporation, and from April 1997 to October 1998 was the CFO at Coast MFG. Mr. Rosner holds a B.S. degree in Accounting from Brooklyn College and has been a Certified Public Accountant in the State of New York since May 1972. Prior to 1999, for a period of approximately four years, Mr. Rosner was an audit manager with the predecessor to Ernst & Young LLP.

(c) Not applicable.

(d) Family Relationships

See Item 10(a).

(e) Business Experience

See Items 10(a) and 10(b).

(f) Involvement in Certain Legal Proceedings

There are no legal proceedings involving any of the Company's Directors or Officers which are reportable hereunder.

Audit Committee Financial Experts

The Company's Board of Directors has determined that three members of the Audit Committee, Mr. Hood, Mr. Rocca and Mr. Kowaloff, are "independent directors" and "audit committee financial experts," as those terms are defined by the Securities and Exchange Commission.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who beneficially own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the Commission. Such executive officers and directors and greater than 10% beneficial owners are required by the regulations of the Commission to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on a review of the copies of such reports furnished to the Company and/or written representations from executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors and greater than 10% beneficial owners were complied with.

Code of Ethics

On June 2, 2004, by resolution of its Board of Directors, the Company adopted a code of ethics governing the conduct of Company personnel, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the current code of ethics is available on the Company's Internet website at http://www.schicktech.com. In addition, a copy of the code may be obtained by shareholders upon request by contacting Michael Friedlander, Associate General Counsel, at 718-937-5765.

In the event that any amendment is made to the code of ethics, and such amendment is applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company shall disclose the nature of any such amendment on its Internet website within five business days following the date of the amendment. In the event that the Company grants a waiver, including an implicit waiver, from a provision of the code of ethics, to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company shall disclose the nature of any such waiver, including the name of the person to whom the waiver is granted and the date of such waiver, on its Internet website within five business days following the date of the waiver. The Company's Internet website address is http://www.schicktech.com.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth certain information concerning compensation received for the fiscal years ended March 31, 2005, 2004 and 2003 by the Company's chief executive officer and each of the four most highly compensated executive officers of the Company whose total salary and other compensation exceeded $100,000 (the "Named Executives") for services rendered in all capacities (including service as a director of the Company) during the year ended March 31, 2005.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation (1)**	**Securities Underlying Options (2)**	**All Other Compensation($) (3)**
Jeffrey T. Slovin	2005	313,561	243,750	—	400,000	13,519
Chief Executive Officer	2004	266,378	100,000	—	7,318	5,128
and President	2003	246,646	90,463	—	8,502	6,710
Michael Stone	2005	243,578	187,500	—	150,000	5,146
Executive Vice President of	2004	224,700	68,552	—	6,851	5,023
Sales and Marketing	2003	212,487	45,232	—	7,439	5,894
Zvi N. Raskin, Esq.	2005	195,152	17,198	—	5,800	4,605
General Counsel and	2004	235,532	13,530	—	7,111	5,068
Secretary	2003	222,690	28,025	—	7,793	5,078
Stan Mandelkern	2005	189,166	98,448	—	38,000	5,162
Vice President of	2004	172,895	35,031	—	6,606	5,057
Engineering	2003	163,241	5,952	—	7,240	4,081
Ronald Rosner	2005	164,884	14,558	—	6,000	4,346
Director of Finance	2004	160,538	8,968	—	4,726	4,146
and Administration	2003	143,846	5,287	—	6,420	3,596
David B. Schick	2005	72,739(4)	—	—	—	270,986(5)
Former Chief Executive Officer	2004	266,185	100,000	—	7,379	5,121
and Former Chairman of the Board	2003	246,540	90,463	—	8,572	6,708

(1) Does not include other compensation if the aggregate amount thereof does not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus for the named officer.

(2) Represents options to purchase shares of Common Stock granted during fiscal 2005, 2004 and 2003, pursuant to the Company's 1996 Employee Stock Option Plan.

(3) Reflects amounts contributed by the Company in the form of matching contributions to the Named Executive's Savings Plan account during fiscal 2005, 2004 and 2003, as well as consulting fees paid by the Company, in the case of Mr. Schick. See Note 5, below.

(4) Salary in the amount of $72,739 was paid to Mr. Schick during the period of April 1, 2004 through June 15, 2004, when he was the Company's CEO.

(5) Consulting fees in the amount of $269,167 were paid to Mr. Schick during the period of June 16, 2004 through March 31, 2005, pursuant to the Consulting and Non-Competition Agreement with the Company, as described below. See "Employment Agreements and Termination of Employment Arrangements."

Employment Agreements and Termination of Employment Arrangements

In June, 2004, the Company entered into a three-year employment agreement with Jeffrey T. Slovin. Pursuant to the Agreement, Mr. Slovin is employed as the Company's Chief Executive Officer and President. Mr. Slovin's annual base salary is $325,000, $337,000 and $350,000, respectively, during each year of the initial 3-year term of the Agreement. In addition to base salary, Mr. Slovin is eligible to receive a yearly bonus payment based on the Company's year-over-year Earnings-Per-Share growth, as defined in the Agreement. Pursuant to the Agreement, Mr. Slovin was also awarded 400,000 employee stock options which vest in equal monthly increments over a period of 48 months. Additionally, under the Agreement, all Company stock options held by Mr. Slovin will immediately vest in the event that the Company has a change in control or is acquired by another company or entity, or, under certain circumstances, if Mr. Slovin is terminated from employment without cause. In addition, if Mr. Slovin is terminated without cause, the Agreement provides that he shall receive severance payments equal to 12 months' salary and, if applicable, a pro-rated bonus.

In June, 2004, the Company entered into a two-year employment agreement with Michael Stone. Pursuant to the Agreement, Mr. Stone is employed as the Company's Executive Vice President of Sales and Marketing. Mr. Stone's annual base salary is $250,000 and $260,000, respectively, during each year of the 2-year term of the Agreement. In addition to base salary, Mr. Stone is eligible to receive a yearly bonus payment based on the Company's year-over-year Earnings-Per-Share growth, as defined in the Agreement. Pursuant to the Agreement, Mr. Stone was also awarded 150,000 employee stock options which vest in equal monthly increments over a period of 48 months. Additionally, under the Agreement, all Company stock options held by Mr. Stone will immediately vest in the event that the Company has a change in control or is acquired by another company or entity, or, under certain circumstances, if Mr. Stone is terminated from employment without cause. In addition, if Mr. Stone is terminated without cause, the Agreement provides that he shall receive severance payments equal to 12 months' salary and, if applicable, a pro-rated bonus.

In May 2004, the Company entered into a Consulting and Non-Competition Agreement with David Schick, effective upon Mr. Schick's resignation in June 2004 as the Company's Chief Executive Officer and Chairman of the Board. The Agreement provided for the termination of Mr. Schick's previous employment agreement with the Company, and for Mr. Schick to act as a consultant to the Company for a period of three years. The Agreement provides that Mr. Schick is responsible for performing certain specified duties, including the exploration and evaluation of new product ideas and enhancements, evaluating technical issues relating to potential products or entity acquisitions, conducting research and development projects, and providing advice with respect to intellectual property issues. The Agreement also provides that during the term of the Agreement, and for a period of two years thereafter, Mr. Schick may not compete with the Company or solicit Company employees, customers or vendors. In addition, Mr. Schick is required to maintain the confidentiality of the Company's proprietary information. Pursuant to the Agreement, Mr. Schick is compensated, as full payment for the consulting services rendered to the Company and for his non-competition and other covenants contained in the Agreement, in the amount of $28,333 per month for the term of the Agreement. In addition, the Agreement provides that 66,307 unvested employee stock options held by Mr. Schick remain eligible for continued vesting.

Compensation of Directors

Directors who are also paid employees of the Company are not separately compensated for any services they provide as directors. In fiscal 2005, each director of the Company who was not a paid employee received an annual retainer of $10,000 as well as $1,000 for each Board meeting attended in person and $1,000 for each Audit Committee meeting attended in person. In addition to the foregoing payments, each chairman of the Audit, Executive Compensation and Special Litigation Committees received an annual retainer of $5,000; each member of the Audit Committee received an annual retainer of $5,000; and the Chairman of the Board of Directors received an annual retainer of $30,000. The Company was permitted to, but did not, pay such fees in Common Stock. Moreover, directors who are not paid employees of the Company are eligible to receive annual grants of stock options under the Company's Directors Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

The Executive Compensation Committee reviews and makes recommendations regarding the compensation of top management and key employees of the Company, including salaries and bonuses. The members of the Executive Compensation Committee during the fiscal year ended March 31, 2005 were Euval Barrekette, Jonathan Blank (who resigned from the Board in February 2005), William K. Hood, Arthur D. Kowaloff (who was appointed to serve as a Member of the Executive Compensation Committee in November 2004), Uri Landesman (who resigned from the Board in February 2005), Curtis M. Rocca, who serves as Chairman, and Allen Schick. None of such persons is an officer or employee, or former officer or employee, of the Company or any of its subsidiaries. Mr. Schick and Mr. Barrekette are brothers-in-law. No interlocking relationship existed during the fiscal year ended March 31, 2005, between the members of the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor had any such interlocking relationship existed in the past.

Stock Option Grants

The following table sets forth information regarding grants of options to purchase Common Stock made by the Company during the year ended March 31, 2005 to each of the Named Executives.

Option Grants in Fiscal 2005 (1)

Name	Individual Grants: Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal 2005 (2)	Exercise Price ($/Share)	Expiration Date	Grant Date Value (3)
Jeffrey T. Slovin	400,000	53.0%	$ 10.50	6/9/14	$ 2,360,000
Michael Stone	150,000	19.9%	$ 10.50	6/9/14	$ 888,000
Stan Mandelkern	38,000	5.0%	(4)	(4)	$ 224,960
Zvi N. Raskin	5,800	.8%	$ 10.36	11/4/14	$ 34,336
Ronald Rosner	6,000	.8%	$ 10.36	11/4/14	$ 35,520

(1) One "Named Executive", the Company's Former CEO, David Schick, was not granted any options during fiscal 2005.

(2) The Company granted employees options to purchase a total of 755,000 shares of Common Stock in fiscal 2005.

(3) The Company uses the Black-Scholes valuation model to determine the grant date value. Assumptions used to calculate the grant date value include:

Volatility	70%
Risk-free interest rate	1.11%
Dividend yield	None
Time of exercise	4 years

(4) 8,000 of Mr. Mandelkern's options listed in the above table have an exercise price of $10.36 per share, and an expiration date of November 4, 2014. The remaining 30,000 of his listed options have an exercise price of $10.50 per share, and an expiration date of June 9, 2014.

Option Exercises and Year-End Value Table

The following table sets forth information regarding the exercise of stock options during fiscal 2005 and the number and value of unexercised options held at March 31, 2005 by each Named Executive.

Aggregated Option Exercises in Fiscal 2005 and Fiscal 2005 Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at March 31, 2005 Exercisable/ Unexercisable	Value of Unexercised "In-the-Money" Options at March 31, 2005 Exercisable/ Unexercisable(1)
Jeffrey T. Slovin	—	—	261,080/334,740	$3,474,422/2,308,907(2)
Michael Stone	—	—	193,762/130,735	2,861,839/926,708
Stan Mandelkern	—	—	74,059/46,575	1,073,995/358,421
Zvi N. Raskin	—	—	32,690/15,031	202,307/148,475
Ronald Rosner	—	—	42,809/11,685	666,965/106,934
David B. Schick	166,840	1,070,299	0/9,820	0/110,753

(1) Options are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $17.25 per share, the closing price per share on March 31, 2005, and the exercise price of the option, multiplied by the applicable number of options.

(2) This chart does not include warrants issued to Mr. Slovin as designee of Greystone. Such warrants are discussed in Item 12 below.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 8, 2005 by (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director, (iii) each Named Executive of the Company and (iv) all directors and executive officers of the Company as a group. Unless otherwise noted, the stockholders listed in the table have sole voting and investment powers with respect to the shares of Common Stock owned by them.

Name	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Euval S. Barrekette	193,240(2)	1.2%
Greystone Funding Corp. (3)	4,527,716(4)	28.2%
William K. Hood	90,250(5)	*
Arthur D. Kowaloff	15,000(6)	*
Stan Mandelkern	81,260(7)	*
Zvi N. Raskin	67,691(8)	*
Curtis M. Rocca	40,000(9)	*
Ronald Rosner	41,740(10)	*
Allen Schick	497,484(11)	3.0%
David B. Schick	360,990(12)	2.2%
Jeffrey T. Slovin	1,090,144(13)	6.8%
Michael Stone	274,189(14)	1.7%
All current executive Officers and Directors as a group (15)	2,601,490	15.4%

* Less than 1%

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of June 8, 2005 are deemed outstanding for computing the number and the percentage of outstanding shares beneficially owned by the person holding such options or warrants but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2) Consists of 115,740 shares held by Dr. Barrekette; 2,500 shares issuable upon the exercise of stock options granted to Dr. Barrekette in July, 1998; 30,000 shares issuable upon the exercise of stock options granted to Dr. Barrekette in June, 2000, pursuant to the 1997 Directors Stock Option Plan, 30,000 shares issuable upon the exercise of stock options granted to Dr. Barrekette in December 2001, pursuant to the 1997 Directors Stock Option Plan; and 15,000 shares issuable upon the exercise of stock options granted to Dr. Barrekette in February 2004, pursuant to the 1997 Directors Stock Option Plan.

(3) Greystone's address is 152 West 57th Street, New York, New York 10019.

(4) Consists of 3,975,216 restricted shares issued upon the cashless exercise of 4,250,000 warrants in March 2004 and 552,500 restricted shares issued upon the exercise, for cash, of 552,500 warrants in March 2004, all of which are subject to a registration rights agreement.

(5) Consists of 30,250 shares held by Mr. Hood, 30,000 shares issuable upon the exercise of stock options granted to Mr. Hood in February 2002, pursuant to the 1997 Directors Stock Option Plan; 15,000 shares issuable upon the exercise of stock options granted to Mr. Hood in February 2004, pursuant to the 1997 Directors Stock Option Plan; and 15,000 shares issuable upon the exercise of stock options granted to Mr. Hood in June 2004, pursuant to the 1997 Directors Stock Option Plan.

(6) Consists of 15,000 shares issuable upon the exercise of stock options granted to Mr. Kowaloff in

November 2004, pursuant to the 1997 Directors Stock Option Plan.

(7) Consists of 1,000 shares held by Mr. Mandelkern; 2,000 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in April 1998; 5,000 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in July 1998; 2,560 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in March 1999; 29,120 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in January 2000; 20,880 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in January 2001; 9,288 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in October 2001; 3,620 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in November 2002; 1,652 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in November 2003; and 7,500 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in June 2004.

(8) Consists of 35,000 shares issued by the Company to Mr. Raskin on February 6, 2000, which were subject to restrictions on their sale or transfer which have expired; 2,343 shares issuable upon the exercise of stock options granted to Mr. Raskin in July 1997; 2006 shares issuable upon the exercise of options granted to Mr. Raskin in April 1998; 5,000 shares issuable upon the exercise of options granted to Mr. Raskin in July 1998; 10,000 shares issuable upon the exercise of options granted to Mr. Raskin in October 1998, 3,306 shares issuable upon the exercise of options granted to Mr. Raskin in October 2001; 6,250 shares issuable upon the exercise of stock options granted to Mr. Raskin in December 2001; 2,008 shares issuable upon the exercise of options granted to Mr. Raskin in November 2002; and 1,778 shares issuable upon the exercise of stock options granted to Mr. Raskin in November 2003.

(9) Consists of 2,000 shares held by Mr. Rocca; 30,000 shares issuable upon the exercise of stock options granted to Mr. Rocca in July 2002, pursuant to the 1997 Directors Stock Option Plan; and 8,000 shares issuable upon the exercise of stock options granted to Mr. Rocca in February 2004, pursuant to the 1997 Directors Stock Option Plan.

(10) Consists of 15,000 shares issuable upon the exercise of stock options granted to Mr. Rosner in March 2000; 15,000 shares issuable upon the exercise of stock options granted to Mr. Rosner in January 2001; 7,348 shares issuable upon the exercise of stock options granted to Mr. Rosner in October 2001; 3,210 shares issuable upon the exercise of stock options granted to Mr. Rosner in November 2002; and 1,182 shares issuable upon the exercise of stock options granted to Mr. Rosner in November 2003.

(11) Consists of 375,184 shares held jointly by Dr. Schick and his wife; 44,800 shares held by Dr. Schick as custodian for the minor children of David Schick; 2,500 shares issuable upon the exercise of stock options granted to Dr. Schick in July 1998; 30,000 shares issuable upon the exercise of stock options granted to Dr. Schick in June, 2000, pursuant to the 1997 Directors Stock Option Plan; 30,000 shares issuable upon the exercise of stock options granted to Dr. Schick in December 2001, pursuant to the 1997 Directors Stock Option Plan; and 15,000 shares issuable upon the exercise of stock options granted to Dr. Schick in February 2004, pursuant to the 1997 Directors Stock Option Plan. Dr. Schick disclaims beneficial ownership of the 44,800 shares held as custodian.

(12) Consists of 360,990 shares held by Mr. Schick, the former Chief Executive Officer of the Company.

(13) Consists of 706,564 shares issued upon the cashless exercise of 750,000 warrants in November, 2004; 97,500 shares issuable upon the exercise of warrants held by Mr. Slovin (which he received as designee of Greystone Funding Corp.); 150,000 shares issuable upon the exercise of stock options granted to Mr. Slovin in November 2001; 4,251 shares issuable upon the exercise of stock options granted to Mr. Slovin in November 2002; 1,829 shares issuable upon the exercise of stock options granted to Mr. Slovin in November 2003; 100,000 shares issuable upon the exercise of stock options granted to Mr. Slovin in June 2004; and 30,000 shares issuable upon the exercise of stock options granted to Mr. Slovin in June 2000 and pursuant to the 1997 Directors Stock Option Plan.

(14) Consists of 71,050 shares held by Mr. Stone; 25,000 shares issuable upon the exercise of stock options granted to Mr. Stone in January 2000; 25,000 shares issuable upon the exercise of stock options granted to Mr. Stone in January 2001; 25,000 shares issuable upon the exercise of stock options granted to Mr. Stone in December 2001; 10,207 shares issuable upon the exercise of stock options granted to Mr. Stone in

October 2001; 75,000 shares issuable upon the exercise of stock options granted to Mr. Stone in January 2002; 3,719 shares issuable upon the exercise of stock options granted to Mr. Stone in November 2002; 1,713 shares issuable upon the exercise of stock options granted to Mr. Stone in November 2003; and 37,500 shares issuable upon the exercise of stock options granted to Mr. Stone in June 2004.

(15) Includes shares subject to options held by current officers and directors.

A table containing information, as of March 31, 2005, with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance is found above in "Item 5 — Market for Registrant's Common Equity and Related Stockholder Matters — Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In May 2004, the Company entered into a Consulting and Non-Competition Agreement with David Schick, effective upon Mr. Schick's resignation in June 2004 as the Company's Chief Executive Officer and Chairman of the Board. The Agreement provided for the termination of Mr. Schick's previous employment agreement with the Company, and for Mr. Schick to act as a consultant to the Company for a period of three years. Pursuant to the Agreement, Mr. Schick is compensated, as full payment for the consulting services rendered to the Company and for his non-competition and other covenants contained in the Agreement, in the amount of $28,333 per month for the term of the Agreement. In addition, the Agreement provides that 66,307 unvested employee stock options held by Mr. Schick remain eligible for continued vesting. David Schick is the son of Dr. Allen Schick and the nephew of Dr. Barrekette.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed by our auditors to date, for professional services rendered for the audit of the Company's annual financial statements for the years ended March 31, 2005 and, 2004, and for review of the financial statements included in the Company's quarterly reports on Form 10-Q during those fiscal years were $ 419,474 and $ 249,258, respectively. The audit fees billed for the year ended March 31, 2005 included $150,000 for the attestation required by Section 404 of the Sarbanes-Oxley Act.

Audit-Related Fees

For the years ended March 31, 2005 and 2004, the aggregate fees billed for assurance and related services by our auditors that are reasonably related to the performance of the audit or review of our financial statements were $8,778 and $9,210, respectively, relating to other services traditionally performed by independent accountants.

Tax Fees

Fees billed by our auditors for the preparation of corporate income tax returns were $3,732 and $29,380 for the years ended March 31, 2005 and 2004, respectively.

All Other Fees

For the fiscal years ended March 31, 2005 and 2004, there were no fees incurred by the Company for services rendered by the auditors to the Company, other than the services reported above.

Pre-Approval Policies and Procedures

Prior to engaging our accountants to perform a particular service, our Board of Directors obtains an estimate for the service to be performed. The Audit Committee, in accordance with Company procedures and pursuant to its Charter, approved all of the services described above.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

SCHICK TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Schick Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Schick Technologies, Inc. and subsidiary (the "Company") as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Accounting Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schick Technologies, Inc. and subsidiary as of March 31, 2005 and 2004, and the consolidated results of their earnings and their consolidated cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 of the consolidated financial statements, effective April 1, 2002, the Company changed its method for accounting for goodwill and intangible assets upon the adoption of Statement of Accounting Standards 142, "Goodwill and Other Intangible Assets".

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II - Valuation and Qualifying Accounts of Schick Technologies, Inc. and subsidiary for each of the three years in the period ended March 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 13, 2005 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP
New York, New York

May 13, 2005

Schick Technologies, Inc. and Subsidiary
Consolidated Balance Sheets
(In thousands, except share amounts)
*

	March 31, 2005	March 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 39,725	$ 20,734
Accounts receivable, net of allowance for doubtful accounts of $57 and $138, respectively	5,663	3,982
Inventories	3,545	3,057
Prepayments and other current assets	780	861
Deferred income taxes	5,681	6,481
Total current assets	55,394	35,115
Property and equipment, net	1,317	1,405
Goodwill, net	266	266
Deferred income taxes	270	5,679
Other assets	287	278
Total assets	$ 57,534	$ 42,743
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 1,903	$ 1,456
Accrued salaries and commissions	1,590	1,390
Income taxes payable	—	142
Deposits from customers	30	13
Warranty obligations	446	210
Deferred revenue	4,316	4,504
Total current liabilities	8,285	7,715
Commitments and contingencies	—	—
Stockholders' equity		
Preferred stock ($0.01 par value; 2,500,000 shares authorized; none issued and outstanding)	—	—
Common stock ($0.01 par value; 50,000,000 shares authorized: 16,034,230 and 15,026,470 shares issued and outstanding, at March 31, 2005 and 2004, respectively)	160	150
Additional paid-in capital	46,765	44,626
Retained earnings / (accumulated deficit)	2,324	(9,748)
Total stockholders' equity	49,249	35,028
Total liabilities and stockholders' equity	$ 57,534	$ 42,743

* The accompanying notes are an integral part of these financial statements

Schick Technologies, Inc. and Subsidiary
Consolidated Statements of Income
(In thousands, except share and per share amounts)
*

	Year ended March 31, 2005	2004	2003
Revenue, net	$ 52,418	$ 39,393	$ 29,817
Total cost of sales	14,857	11,495	9,628
Gross profit	37,561	27,898	20,189
Operating expenses:			
Selling and marketing	7,107	6,118	5,911
General and administrative	6,851	6,291	5,041
Research and development	4,812	3,301	2,598
Bad debt expense	—	105	—
Total operating expenses	18,770	15,815	13,550
Income from operations	18,791	12,083	6,639
Other income (expense)			
Other income	—	138	51
Gain on sale of investment	—	—	45
Interest income	468	153	52
Interest expense	—	(182)	(322)
Total interest and other income (expense)	468	109	(174)
Income before income taxes	19,259	12,192	6,465
Income tax expense (benefit)	7,187	(5,917)	(5,360)
Net income	$ 12,072	$ 18,109	$ 11,825
Basic earnings per share	$ 0.78	$ 1.69	$ 1.17
Diluted earnings per share	$ 0.70	$ 1.07	$ 0.78
Weighted average common shares (basic)	15,389,110	10,710,742	10,148,991
Weighted average common shares (diluted)	17,317,719	16,864,488	15,143,999

* The accompanying notes are an integral part of these financial statements

Schick Technologies, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholders' Equity
(In thousands, except share amounts)
*

	Common Stock		Additional Paid -in Capital	(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at March 31, 2002	10,138,325	$ 101	$ 42,481	$ (39,682)	$ 2,900
Issuance of common stock	68,100	1	62	—	63
Tax benefit of stock options exercised	—	—	75	—	75
Net income	—	—	—	11,825	11,825
Balance at March 31, 2003	10,206,425	102	42,618	(27,857)	14,863
Issuance of common stock	4,820,045	48	790	—	838
Tax benefit of stock options exercised	—	—	463	—	463
Appreciation of variable stock grant	—	—	655	—	655
Other	—	—	100	—	100
Net income	—	—	—	18,109	18,109
Balance at March 31, 2004	15,026,470	150	44,626	(9,748)	35,028
Issuance of common stock	1,007,760	10	627	—	637
Tax benefit of stock options exercised	—	—	642	—	642
Appreciation of variable stock grant	—	—	870	—	870
Net income	—	—	—	12,072	12,072
Balance at March 31, 2005	16,034,230	$ 160	$ 46,765	$ 2,324	$ 49,249

* The accompanying notes are an integral part of these financial statements

Schick Technologies, Inc. and Subsidiary
Consolidated Statements of Cash Flows
***(In thousands)**

	Year ended March 31, 2005	2004	2003
Cash flows from operating activities			
Net income	$ 12,072	$ 18,109	$ 11,825
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred tax asset	6,209	(6,630)	(5,530)
Tax benefit of stock options exercised	642	463	75
Depreciation and amortization	736	1,063	1,289
Gain from repayment of long-term debt	—	(50)	—
Provision for bad debts	—	105	—
Provisions for excess and obsolete inventory	122	185	259
Amortization of deferred finance charge	—	150	135
Gain on sale of investment	—	—	(45)
Non-cash compensation	870	433	222
Other	—	—	150
Changes in assets and liabilities:			
Accounts receivable	(1,681)	(1,055)	(220)
Inventories	(610)	(203)	(493)
Prepayments and other current assets	81	(430)	(115)
Other assets	(33)	(103)	(58)
Accounts payable and accrued expenses	647	620	804
Income taxes payable	(142)	138	4
Deposits from customers	17	(43)	1
Warranty obligations	236	179	(16)
Deferred revenue	(188)	899	26
Net cash provided by operating activities	18,978	13,830	8,313
Cash flows from investing activities			
Proceeds of short-term investments	—	712	431
Purchase of short-term investments	—	—	(671)
Proceeds from sale of investment	—	—	169
Property and equipment expenditures, net	(624)	(292)	(476)
Net cash provided by (used in) investing activities	(624)	420	(547)
Cash flows from financing activities			
Proceeds of common stock	637	837	63
Payment of long-term debt	—	(1,453)	(2,351)
Net cash provided by (used in) financing activities	637	(616)	(2,288)
Net increase in cash and cash equivalents	18,991	13,634	5,478
Cash and cash equivalents at beginning of period	20,734	7,100	1,622
Cash and cash equivalents at end of period	$ 39,725	$ 20,734	$ 7,100
Interest paid	—	$ 32	$ 196
Income taxes paid	$ 525	$ 111	$ 91

See Note 14 for supplemental cash flow disclosure.

* The accompanying notes are an integral part of these financial statements

(Amounts In thousands, except share and per share amounts)

1. Organization and Business

Schick Technologies, Inc. (the "Company") designs, develops, manufactures and markets innovative digital radiographic imaging systems and devices for the dental and medical markets that utilize low dosage radiation to produce instant computer generated, high-resolution, electronic x-ray images. The Company's products are sold worldwide.

The Company operates in one reportable segment — digital radiographic imaging systems. The Company's principal products include its suite of CDR(R) dental imaging products.

The Company's revenues from its principal products (including warranty revenue related to each such product) were 99%, 99% and 98% of total revenues during fiscal 2005, 2004 and 2003, respectively. AccuDEXA® revenues were 1%, 1% and 2% of total revenues during fiscal 2005, 2004 and 2003, respectively.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Schick New York. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions relate to the allowance for doubtful accounts, allowances for estimated sales returns, estimated costs of initial warranties, and the valuation allowance on deferred tax assets. Management has exercised reasonable judgment in deriving these estimates. However, actual results could differ from these estimates. Consequently, an adverse change in conditions could affect the Company's estimates.

Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments, with original maturities of less than three months when purchased and are stated at cost. At March 31, 2005, cash balances in excess of FDIC insurance approximates $39.6 million.

Accounts Receivable

The Company reports accounts receivable net of an allowance for uncollectible accounts. The largest of the Company's accounts receivable (49% and 58%, at March 31, 2005 and 2004, respectively) is due from its exclusive domestic distributor, Patterson Dental Company, Inc. ("Patterson"). Other accounts receivable are due from international distributors and agencies of the US military. Credit is extended to distributors on varying terms between 30 and 90 days and is made without collateral. Most international credit is underwritten by credit insurance. The Company provides an allowance for doubtful accounts based upon analysis of the accounts receivable aging. The Company writes off accounts receivable when they become uncollectible. Subsequently received payments are credited to operations.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. Cost is determined principally on the standard cost method for manufactured goods and on the average cost method for other inventories, each of which approximates actual cost on the first-in, first-out method. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated or if changes in technology affect the Company's products, additional inventory reserves may be required.

Property and Equipment

Property and equipment is stated at cost. The cost of additions and substantial improvements to equipment is capitalized. The cost of maintenance and repairs of equipment and leaseholds is charged to operating expenses. Depreciation and amortization are provided on the straight-line method over the lesser of the estimated useful lives of the related assets ranging from five to ten years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

Revenue Recognition

The Company recognizes revenue when each of the following four criteria is met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Revenues from sales of the Company's hardware and software products are recognized at the time of shipment to customers, and when no significant obligations exist and collectibility is probable. The Company provides its exclusive domestic distributor with a 30-day return policy but allows for an additional 15 days, and accordingly recognizes allowances for estimated returns pursuant to such policy at the time of shipment. Revenue from shipments to foreign customers is recognized at the time of shipment in accordance with foreign sales orders. With respect to products shipped to its exclusive domestic distributor, the Company defers revenue until Patterson ships such inventory from its distribution centers. Amounts received from customers in advance of product shipment are classified as deposits from customers. The Company records as revenue shipping and handling charges invoiced to customers. The cost of shipping and handling is recorded in cost of sales. Revenues from the sale of extended warranties on the Company's products are recognized on a straight-line basis over the life of the extended warranty, which is generally a period of up to two years. Deferred revenues relate to extended warranty fees paid by customers prior to the performance of extended warranty services and to certain shipments to Patterson, as described above.

Advertising Costs

Advertising costs included in selling and marketing expenses are expensed as incurred and were $520, $437 and $568, for the years ended March 31, 2005, 2004, and 2003, respectively.

Warranties

The Company records a liability for an estimate of costs that it expects to incur under its basic limited warranty when product revenue is recognized. Factors affecting the Company's warranty liability include the number of units sold and historical and anticipated rates of claims and costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors.

The Company records revenues on extended warranties on a straight-line basis over the term of the related warranty contracts (generally up to two years). Deferred revenues related to extended warranty were $2.2 million and $2.4 million at March 31, 2005 and 2004, respectively. Services costs are expensed as incurred.

Research and Development

Research and development costs consist of expenditures covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the relatively short maturity associated with the Company's cash, accounts receivable and accounts payable.

Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired companies in excess of the fair value of the net assets acquired. At the date of acquisition, goodwill is allocated to reporting units based on net assets assigned to that unit. Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which established financial accounting and reporting for acquired goodwill and other intangible assets and superseded Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets". Under SFAS No. 142 goodwill and indefinite-lived purchased intangible assets are no longer amortized but are reviewed at least annually for impairment. The Company has elected to perform this review annually as of February 28.

Identifiable intangible assets that have finite lives continue to be amortized over their estimated useful lives. Other intangible assets include costs incurred to secure patents and are included in other assets. Finite-lived purchased intangible assets are amortized principally by the straight-line method over their expected period of benefit. Costs incurred to secure patents and deferred financing costs are amortized by the straight-line method over periods of five years and over the term of the loan, respectively.

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Stock-based compensation

At March 31, 2005, the Company has stock-based compensation plans which are described more fully in Note 13. As permitted by SFAS No. 123, "Accounting for Stock Based Compensation", the Company accounts for stock-based compensation arrangements with employees under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations". The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended March 31,		
	2005	2004	2003
Net income, as reported	$ 12,072	$ 18,109	$ 11,825
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	708	359	476
Pro forma net income	$ 11,364	$ 17,750	$ 11,349
Earnings per share:			
Basic-as reported	$ 0.78	$ 1.69	$ 1.17
Basic-pro forma	$ 0.74	$ 1.66	$ 1.12
Diluted-as reported	$ 0.70	$ 1.07	$ 0.78
Diluted-pro forma	$ 0.65	$ 1.05	$ 0.75

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current presentation.

3. Recently Issued Accounting Standards

Stock-Based Compensation

In December 2004 the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004) ("FAS 123R") "Share-Based Payment". The statement supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and establishes fair-value-based measurement in accounting for share-based payment transactions with employees. FASB 123R is effective for public companies for years beginning after December 31, 2005. The Company is currently evaluating the effect of FAS 123R on its consolidated financial position, results of operations and cash flows.

Inventory Costs

In November 2004 the Financial Accounting Standards Board issued FASB Statement No. 151 ("FASB 151") "Inventory Costs". The statement amends ARB No. 43, Chapter 4, "Inventory Pricing" and requires that unallocated overhead be recognized as an expense in the period in which it is incurred. FASB 151 is effective for fiscal years beginning after June 15, 2005. The Company believes that its current method of inventory pricing complies with the requirements of the statement. Accordingly, the adoption of FASB 151 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Income Taxes

In December 2004 the Financial Accounting Standards Board issued FASB Staff Position on Statement 109 ("FSP FAS109-1") ("FSP") "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" (the "Act"). The FSP states that the new tax rate reductions created in the Act should be treated as special deductions when accounting for income taxes. Consequently, deferred tax assets reflect statutory tax rates without giving effect to those reductions. The Tax Act is effective for years beginning after December 31, 2004. The Company is evaluating the potential effect of the FSP since the Act replaces other income tax incentives, which will no longer be available to the Company. These incentives have been treated in a similar manner for financial accounting purposes.

4. Accounting for Business Combinations, Intangible Assets and Goodwill

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged, shall be recognized as assets apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

In August 2002, the Company performed a transitional fair value based impairment test and in, March 2005 and 2004, performed annual fair value impairment tests. These tests indicate that the fair value is greater than the recorded value of goodwill. Therefore the Company's goodwill was not impaired during the year ended March 31, 2005, 2004 and 2003.

5. Earnings Per Share

Basic earnings per share ("Basic EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share ("Diluted EPS") gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. The following table is the reconciliation from basic to diluted shares for the years ended March 31, 2005, 2004 and 2003.

	March 31,		
	2005	2004	2003
Basic shares	15,389,110	10,710,742	10,148,991
Dilutive:			
Options	1,395,275	1,381,554	940,381
Warrants	533,334	4,772,192	4,054,627
Diluted shares	17,317,719	16,864,488	15,143,999

At March 31, 2005, 2004 and 2003, outstanding options and warrants to purchase 66,425, 87,061 and 434,066 shares of common stock, respectively, at exercise prices ranging from $4.91 to $27.72 per share have been excluded from the computation of diluted earnings per share as they are antidilutive.

6. Inventories

Inventories at March 31, 2005 and 2004, net of provisions for excess and obsolete inventories, are comprised of the following:

	2005	2004
Raw materials	$ 2,171	$ 2,088
Work-in-process	218	246
Finished goods	1,156	723
Total inventories	$ 3,545	$ 3,057

7. Property and Equipment

Property and equipment at March 31, 2005 and 2004 is comprised of the following:

	2005	2004
Production equipment	$ 5,984	$ 5,751
Computer and communications equipment	1,202	2,493
Demonstration equipment	221	944
Leasehold improvements	1,986	1,907
Other equipment	150	137
Total property and equipment	9,543	11,232
Less accumulated depreciation and amortization	8,226	9,827
Property and equipment, net	$ 1,317	$ 1,405

8. Accounts payable and accrued expenses

Accounts payable and accrued expenses are summarized as follows at March 31, 2005 and 2004:

	2005	2004
Advertising and marketing expenses	$ 133	$ 103
Inventory	626	435
Professional fees	265	290
Refunds payable	94	95
Royalties	181	120
Travel and entertainment	194	118
Other	410	295
Accounts payable and accrued expenses	$ 1,903	$ 1,456

9. Income Taxes

The following table provides detail of the income tax expense (benefit) for the years ended March 31, 2005, 2004 and 2003:

		March 31,	
	2005	2004	2003
Current expense			
Federal	$ 743	$ 250	$ 95
State	235	—	—
Total current expense	978	250	95
Deferred tax expense			
Federal	5,374	4,087	2,415
State	835	1,101	591
Total deferred tax benefit	6,209	5,188	3,006
Tax expense	7,187	5,438	3,101
Deferred tax asset reserve reversal	—	(11,355)	(8,461)
Net tax expense (benefit)	$ 7,187	($ 5,917)	($ 5,360)

The reconciliation between the U.S. federal statutory rate and the Company's effective tax rate is as follows:

		Year Ended March 31,	
	2005	2004	2003
Tax benefit at Federal statutory rate	35.0%	34.2%	34.0%
State income tax expense, net of Federal tax benefit	5.6%	5.3%	5.2%
Permanent differences	-1.0%	-0.9%	-1.0%
Research and development tax credit	-1.2%	-1.4%	-2.3%
Deferred tax valuation allowance reversal	—	-85.7%	-118.9%
Effect of rate change	-1.2%	—	—
Other	0.1%	—	0.1%
Effective tax rate	37.3%	-48.5%	-82.9%

Significant components of the Company's deferred tax assets (liabilities) at March 31, 2005, 2004 and 2003 are as follows:

	March 31, 2005	March 31, 2004	March 31, 2003
Net operating loss carryforwards	$ —	$ 6,885	$ 12,484
Reserves and allowances for inventory	1,229	1,155	1,238
Accounts receivable and warranties	1,986	1,966	1,566
Tax credit and carryforwards	2,441	2,016	1,581
Depreciation and other	266	91	80
Other	29	47	(64)
	5,951	12,160	16,885
Valuation allowance	—	—	(11,355)
Net deferred tax asset	$ 5,951	$ 12,160	$ 5,530

During fiscal 2005, 2004 and 2003 the Company's utilization of its net operating losses resulted in a reduction of current taxes in the amount of $6.9 million, $4.8 million and $2.9 million, respectively.

At March 31, 2005, the Company no longer has a net operating loss carryover.

10. Warranties

The Company records a liability for an estimate of costs that it expects to incur under its basic limited warranty when product revenue is recognized. Factors affecting the Company's warranty liability include the number of units sold and historical and anticipated rates of claims and costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors.

The following table reconciles aggregate warranty liability as at March 31:

	2005	2004
Beginning balance	$ 210	$ 56
Warranties issued in period	2,652	2,439
Warranties paid in period	(2,416)	(2,285)
Balance end of period	$ 446	$ 210

The Company records revenues on extended warranties on a straight-line basis over the term of the related warranty contracts (generally up to two years). Deferred revenues related to extended warranties were $2.2 and $2.4 million at March 31, 2005 and 2004, respectively.

11. Concentration of Risks and Customer Information

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on key personnel, government regulation, manufacturing disruptions, competition, reliance on certain customers and vendors, absence of redundant facilities, credit risk, product liability and other liability claims, adequacy of insurance coverage and litigation.

Substantially all of the Company's sales are to domestic and foreign dentists, doctors, and distributors of dental and medical supplies and equipment. Financial instruments that potentially subject the Company to concentrations of credit risks are primarily accounts receivable and cash equivalents. The Company generally does not require collateral and the majority of its trade receivables are unsecured. The Company is directly affected by the financial well being of the dental and medical industries. The Company places its cash equivalents in short-term money market instruments and high-grade commercial paper.

Approximately $13.9 million, $9.9 million and $6.2 million of the Company's revenues in fiscal 2005, 2004 and 2003, respectively, were from foreign customers. The majority of such foreign revenues were from customers in Europe and Asia. Approximately $31.8 million, $21.6 million and $15.4 million of the Company's revenues in fiscal 2005, 2004 and 2003, respectively, were from a single customer, Patterson.

On April 6, 2000, the Company entered into an agreement with Patterson Dental Company which granted Patterson exclusive rights to distribute the Company's dental products in the United States and Canada effective May 1, 2000.

12. Commitments and Contingencies

Employment Agreements

The Company has employment agreements with certain executive officers. As of March 31, 2005, aggregate minimum compensation obligations under these employment agreements are $1,067 through the year ending March 31, 2008. In June 2004, the Company entered into a Consulting and Non-Competition Agreement with its former CEO, which creates a minimum compensation obligation in the amount of $751, consisting of $340 in fiscal 2006, $340 in fiscal 2007 and $71 in fiscal 2008.

In addition, certain of the Company's agreements provide for the issuance of common stock and/or common stock options to executives, which generally vest ratably over the term of the agreements (2-3 years). Additionally, certain executives may earn bonus compensation based upon the specific terms of the respective agreements.

Operating Leases

The Company leases its facilities under an operating lease agreement expiring June 2007. Rent expense for the years ended March 31, 2005, 2004, and 2003 was $459, $646, and $367, respectively.

Future minimum payments on a fiscal year basis under non-cancelable operating leases are as follows:

2006	506
2007	526
2008	137
	$ 1,169

Product Liability

The Company is subject to the risk of product liability and other liability claims in the event that the use of its products results in personal injury or other claims. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains insurance coverage related to product liability claims, but there can be no assurance that product or other claims will not exceed its insurance coverage limits, or that such insurance will continue to be maintained or to be available on commercially acceptable terms, or at all.

SEC Investigation and Other

In August 1999, the Company, through its outside counsel, contacted the Division of Enforcement of the Securities and Exchange Commission ("SEC") to advise it of certain matters related to the

Company's restatement of earnings for interim periods of fiscal 1999. The SEC subsequently conducted an investigation of the Company and certain individuals, including current and former officers and employees of the Company, pursuant to a Formal Order of Investigation. The Company cooperated with the SEC staff throughout the course of the investigation.

In addition, since January 2002 the United States Attorney's Office for the Southern District of New York has served subpoenas upon and/or contacted certain individuals, including current and former officers and employees of the Company, and a current Director, in connection with this matter. On June 13, 2002, the Company was advised by counsel to David Schick, the Company's former chief executive officer, that the United States Attorney's Office for the Southern District of New York had notified such counsel that Mr. Schick was a target of the United States Attorney's investigation of this matter. The Company has cooperated with the U.S. Attorney's Office.

On November 14, 2003, the SEC filed a civil action in the United States District Court for the Eastern District of New York against the Company, its former chief executive officer, and its former vice president of sales & marketing. The SEC complaint alleges fraud, and books and records and reporting violations under Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act and various rules promulgated thereunder in connection with the financial statements included in the Company's reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1998. The SEC complaint seeks to enjoin the Company from future violations of those provisions of the Exchange Act and the rules thereunder, as well as disgorgement of any ill-gotten gains, which the Company does not believe to be material in amount. With respect to the other defendants, the complaint seeks injunctive relief, civil penalties, disgorgement and an officer/director bar.

The Company has had discussions with the Enforcement Staff of the SEC's northeast regional office in an effort to resolve the complaint against the Company, and the Company intends to continue such discussions. On May 4, 2005, the Court ordered that discovery in this case be suspended until June 18, 2005 to permit the consideration of settlement proposals. Any settlement would require approval by the Commission before it could become effective. There can be no assurance that settlement discussions will continue and/or will be successful.

The Company cannot predict the potential outcome of these matters and their impact on the Company and, therefore, has made no provision relating to these matters in the accompanying consolidated financial statements.

Litigation

The Company may be a party to a variety of legal actions (in addition to that referred to above), such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits and intellectual property related litigation. In addition, because of the nature of its business, the Company is subject to a variety of legal actions relating to its business operations. Recent court decisions and legislative activity may increase the Company's exposure for any of these types of claims. In some cases, substantial punitive damages may be sought. The Company currently has insurance coverage for some of these potential liabilities. Other potential liabilities, such as those based upon the commission of fraud, may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

13. Stock Option Plan, Stock Grants and Defined Contribution Plan

Stock Option Plan and Stock Grants

In April 1996, the Company implemented its 1996 Stock Option Plan (the "Plan") whereby incentive and non-qualified options to purchase shares of the Company's common stock may be granted to employees, directors and consultants. In September 1998, the Plan was amended to increase the number of shares of common stock issuable under the Plan from 470,400 to 1,000,000, and the Plan was further amended in November 2000 to increase the number of shares of common stock issuable under the Plan to 3,000,000. The Board of Directors determines exercise and vesting periods and the exercise price of options granted under the Plan. The Plan stipulates that the exercise price of non-qualified options granted under the Plan must equal or exceed 85% of the fair market value of the Company's common stock as of the date of grant of the option; however, the Company has never granted options having an exercise price lower than the fair market value of the underlying common stock on the date of grant. Additionally, no option may be exercisable after ten years from the date of grant. Options granted under the Plan generally vest over a period of four years.

In 1997, the Company adopted the Directors Plan. In November 2002, the plan was amended to increase the number of shares of Common Stock issuable to 600,000. At March 31, 2005, 2004 and 2003, a total of 528,000, 468,000 and 310,000 options to purchase common stock pursuant to the Directors Plan were outstanding, respectively. The plan stipulates that the exercise price of non-qualified options granted under the plan must equal or exceed 85% of the fair market value of the Company's common stock as of the date of grant of the option, and no option may be exercisable after ten years from the date of grant. Options granted under the plan generally vest over a period of two years. The Company has never granted options at less than market on the date of grant.

The fair value of options granted to employees and directors during 2005, 2004 and 2003 has been determined on the date of the respective grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2005	2004	2003
Dividend yield	None	None	None
Risk-free interest rate on date of grant	3.08%	1.04%-1.29%	2.24%-3.03%
Forfeitures	None	None	None
Expected life	4 years	4 years	4 years
Volatility	70%	75%	82%
Weighted average fair value per share	$ 5.92	$ 4.10	$ 1.62

The following table summarizes information regarding stock options for 2005, 2004 and 2003:

	2005		2004		2003	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Options outstanding, beginning of year	2,124,264	$ 3.36	2,077,538	$ 2.54	1,840,426	$ 2.47
Options granted	815,000	10.46	362,997	7.41	332,862	2.69
Options exercised	(301,196)	2.07	(292,328)	1.44	(68,100)	0.98
Options forfeited	(6,821)	6.20	(23,943)	10.52	(27,650)	3.72
Options outstanding, end of year	2,631,247	$ 5.70	2,124,264	$ 3.36	2,077,538	$ 2.54

Range of exercise prices	Options outstanding at March 31, 2005	Exercisable options at March 31, 2005	Weighted average remaining contractual life (years)
$ 0.50 to $ 1.56	962,548	961,173	6
$ 2.15 to $ 3.20	395,154	311,872	7
$ 4.91 to $ 8.25	372,120	153,053	8
$10.36 to $17.96	855,000	154,999	9
$20.88 to $25.20	46,425	46,425	1

At March 31, 2005, there are 998,753 options available for grant under our option plans. The fair value of options granted was $4,822, $1,384 and $549 during fiscal 2005, 2004 and 2003, respectively.

Defined Contribution Plan

The Company has a defined contribution savings plan, which qualifies under Section 401(k) of the Internal Revenue Code, for employees meeting certain service requirements. Participants may contribute up to 15% of their gross wages not to exceed, in any given year, a limitation set by the Internal Revenue Service regulations. The plan provides for mandatory matching contributions to be made by the Company to a maximum amount of 2.5% of a plan participant's compensation. Company contributions to the plan approximated $190, $190 and $171, respectively, in fiscal 2005, 2004 and 2003.

14. Stockholders' Equity

In February 2000, an executive was awarded 75,000 shares of the Company's common stock, subject to a risk of forfeiture, which vested as to 25,000 shares on each of December 31, 2000, 2001 and 2002. Upon the sale of any such vested shares, the employee is required to pay the Company $1.32 per share sold within six months following such sale. The Company recorded a note receivable, which is presented as a reduction of Paid in Capital amounting to $99, relating to the stock issuance. The charge to operations relating to this stock award is not material to the financial statements.

In December 1999, the Company issued warrants for 5,000,000 shares of common stock, to Greystone Funding Corporation ("Greystone") in connection with a financing transaction. Of those warrants, 750,000 were issued to a Greystone employee as designee of Greystone. That individual became President of the Company in December 1999 and Chief Executive Officer in June 2004. In November 2004, the Company's CEO exercised the 750,000 aforementioned outstanding warrants under the grant's cashless provision and received 706,564 unregistered shares of common stock. In March 2004, Greystone exercised all of its outstanding warrants. In one transaction, Greystone paid $414 to acquire 552,500 unregistered shares of common stock. In a second transaction, Greystone exercised under the cashless provision governing its grant of 4,250,000 warrants and received 3,975,216 unregistered shares of common stock. The market price of the Company's common stock was $11.60 at the date of exercise.

15. Unaudited selected quarterly financial data

The following is a summary of the Company's unaudited quarterly operating results for the years ended March 31, 2005 and 2004:

	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004
Statement of Earnings Data:				
Revenue, net	$ 13,854	$ 16,813	$ 10,870	$ 10,881
Total cost of sales	4,532	4,144	2,972	3,209
Gross profit	9,322	12,669	7,898	7,672
Gross profit margin	67.3%	75.4%	72.7%	70.5%
Operating expense:				
Selling and marketing	1,885	2,235	1,531	1,456
General and administrative	1,859	1,723	1,284	1,985
Research and development	939	1,456	1,305	1,112
Operating expense	4,683	5,414	4,120	4,553
Income from operations	4,639	7,255	3,788	3,119
Net income	$ 3,389	$ 4,398	$ 2,486	$ 1,799
Earnings per share:				
Basic income	$ 0.21	$ 0.28	$ 0.16	$ 0.12
Diluted income	$ 0.19	$ 0.25	$ 0.14	$ 0.10
Weighted average common Shares outstanding (basic)	15,988,491	15,440,891	15,099,299	15,057,703
Weighted average common Shares outstanding (diluted)	17,632,619	17,359,203	17,230,852	17,209,756

	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Statement of Earnings Data:				
Revenue, net	$ 10,092	$ 12,124	$ 8,501	$ 8,676
Total cost of sales	3,179	3,063	2,624	2,629
Gross profit	6,913	9,061	5,877	6,047
Gross profit margin	68.5%	74.7%	69.1%	69.7%
Operating expense:				
Selling and marketing	1,613	1,655	1,415	1,435
General and administrative	1,475	1,725	1,541	1,655
Research and development	793	827	839	842
Operating expense	3,881	4,207	3,795	3,932
Income from operations	3,032	4,854	2,082	2,115
Net income	$ 9,009	$ 4,854	$ 2,267	$ 1,979
Earnings per share:				
Basic income	$ 0.76	$ 0.47	$ 0.22	$ 0.19
Diluted income	$ 0.53	$ 0.29	$ 0.13	$ 0.12
Weighted average common Shares outstanding (basic)	11,836,330	10,407,356	10,365,939	10,229,697
Weighted average common Shares outstanding (diluted)	17,129,496	16,879,982	16,911,580	16,536,892

Schedule II

Schick Technologies, Inc. and Subsidiary
Valuation and Qualifying Accounts (in thousands)

	Balance at Beginning Of Period	Additions: Charged to Cost and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS					
For the year ended March 31, 2005	$ 138	—		$ 81(a)	$ 57
For the year ended March 31, 2004	42	$ 105		9(a)	138
For the year ended March 31, 2003	717	—		675(a)	42
RESERVE FOR OBSOLETE/SLOW MOVING INVENTORY					
For the year ended March 31, 2005	$ 2,833	$ 122		$ 6(b)	$ 2,949
For the year ended March 31, 2004	2,837	185		189(b)	2,833
For the year ended March 31, 2003	2,899	259		321(b)	2,837
VALUATION ALLOWANCE — DEFERRED TAX ASSET					
For the year ended March 31, 2004	$ 11,355			$ 11,355(c)	$ —
For the year ended March 31, 2003	19,816			8,461(c)	11,355

(a) Accounts receivable written off
(b) Inventory disposed of
(c) Reduction of valuation allowance

(a) Documents filed as a part of this Report

(1) Consolidated Financial Statements filed as part of this Report:

(2) Financial statement schedules filed as part of this Report

Schedule II

Schedules other than that mentioned above are omitted because the conditions requiring their filing do not exist, or because the information is provided in the financial statements filed herewith, including the notes thereto.

(b) The following Exhibits are included in this report:

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
3.2	Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K, filed on July 13, 2001)	*
4.1	Form of Common Stock certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
4.2	Form of private-placement Warrant of the Company (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
4.3	Agreement and Plan of Merger, dated as of May 15, 1997, among Schick Technologies, Inc., a New York corporation, Schick Technologies, Inc., a Delaware corporation and STI Acquisition Corp, a Delaware corporation (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*

10.1	1996 Employee Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K, filed on July 13, 2001)	*

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
10.2	1997 Stock Option Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K, filed on June 18, 2003)	*
10.3	Form of Non-Disclosure, Non- Solicitation, Non-Competition and Inventions Agreements between Schick Technologies, Inc. and Named Executives of Schick Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
10.4	Service and License Agreement between Photobit, LLC and Schick Technologies, Inc. dated as of June 24, 1996 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
10.5	Registration Rights Agreement between Schick Technologies, Inc. and Greystone, dated as of December 27, 1999 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.6	Registration Rights Agreement between Schick Technologies, Inc. and DVI Financial Services, Inc., dated as of March 15, 2000 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.7	Distributorship Agreement, dated April 6, 2000, by and between Schick Technologies, Inc. and Patterson Dental Company (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.8	Employment Agreement between Schick Technologies, Inc. and Jeffrey T. Slovin, dated November 9, 2001 (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K, filed on June 17, 2002)	*
10.9	Consulting and Non-Competition Agreement between Schick Technologies, Inc. and David B. Schick, dated May 7, 2004 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K, filed on June 25, 2004)	*
10.10	Employment Agreement between Schick Technologies, Inc. and Jeffrey T. Slovin, dated June 9, 2004 (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K, filed on June 25, 2004)	*
10.11	Employment Agreement between Schick Technologies, Inc. and Michael Stone, dated June 15, 2004 (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K, filed on June 25, 2004)	*
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K, filed on June 25, 2004)	*
21.1	List of Subsidiaries of Schick Technologies, Inc.	+
23.1	Consent of Independent Registered Public Accounting Firm	+
24.1	Powers of Attorney (included on signature page of this Report)	+
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	+
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	+
99.1	Cautionary Statement	+

* Previously filed; incorporated herein by reference

\+ Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Island City, State of New York, on June 10, 2005.

SCHICK TECHNOLOGIES, INC.

By: /s/ Jeffrey T. Slovin

Jeffrey T. Slovin
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 10, 2005.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey T. Slovin and Zvi N. Raskin (with full power to act alone), as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him in his name, place and stead to sign an Annual Report on Form 10-K of Schick Technologies, Inc, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, lawfully do or cause to be done by virtue hereof.

Signature	Title
/s/ Jeffrey T. Slovin Jeffrey T. Slovin	Chief Executive Officer, President and Director
/s/ Ronald Rosner Ronald Rosner	Director of Finance and Administration (Principal financial and accounting officer)
/s/ William K. Hood William K. Hood	Chairman of the Board and Director
/s/ Allen Schick Allen Schick	Director
/s/ Euval Barrekette Euval Barrekette	Director
/s/ Arthur Kowaloff Arthur Kowaloff	Director
/s/ Curtis M. Rocca III Curtis M. Rocca III	Director

EXHIBIT 21.1

Subsidiaries of the Registrant:

1. Schick Technologies, Inc., incorporated under the laws of the State of New York.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated May 13, 2005 accompanying the consolidated financial statements and schedule and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Schick Technologies, Inc. on Form 10-K for the year ended March 31, 2005. We hereby consent to the incorporation by reference of said reports in the Registration Statement of Schick Technologies, Inc. on Forms S-8. (File No. 333-46825, effective February 24, 1998, File No. 333-83488, effective February 27, 2002).

/s/ GRANT THORNTON LLP
New York, New York
May 13, 2005

EXHIBIT 31.1

**CERTIFICATION PURSUANT TO RULE 13A-14(A)
AS ADOPTED PURSUANT TO SECTION 302 of
THE SARBANES-OXLEY ACT OF 2002**

I, Jeffrey T. Slovin, certify that:

1. I have reviewed this annual report on Form 10-K of Schick Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeffrey T. Slovin

Name: Jeffrey T. Slovin
Title: Chief Executive Officer
(Principal Executive Officer)
June 10, 2005

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13A-14(A)
AS ADOPTED PURSUANT TO SECTION 302 of
THE SARBANES-OXLEY ACT OF 2002

I, Ronald Rosner, certify that:

1. I have reviewed this annual report on Form 10-K of Schick Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Ronald Rosner

Name: Ronald Rosner
Title: Director of Finance and Administration
(Principal Financial Officer)
June 10, 2005

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Schick Technologies, Inc. (the "Company") on Form 10-K for the fiscal year ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey T. Slovin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jeffrey T. Slovin

Jeffrey T. Slovin
Chief Executive Officer
(Principal Executive Officer)
June 10, 2005

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Schick Technologies, Inc. (the "Company") on Form 10-K for the fiscal year ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald Rosner, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley

Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald Rosner

Ronald Rosner
Director of Finance and Administration
(Principal Financial Officer)
June 10, 2005

EXHIBIT 99.1

CAUTIONARY STATEMENT

The statements contained in this Form 10-K include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). When used in this Form 10-K and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, presentations to stockholders, securities analysts or investors, or in oral statements made by or with the approval of an executive officer of the Company, the words or phrases "believes," "may," "will likely result," "estimates," "projects," "anticipates," "expects" or similar expressions and variations thereof are intended to identify such forward-looking statements. Any forward-looking statement involves risks and uncertainties that may have a material adverse effect on the business, results of operations, financial condition or prospects, financial or other, of the Company and may cause the Company's actual results to differ materially from historical results or the results discussed in the forward-looking statements.

The following discussions contain cautionary statements regarding the Company's business that investors and others should carefully consider. This discussion is intended to take advantage of the "safe harbor" provisions of the PSLRA. In making these cautionary statements, the Company is not undertaking to address or update each factor in future filings or communications regarding the Company's business or results.

SEC / U.S. ATTORNEY INVESTIGATION

In August 1999, the Company, through its outside counsel, contacted the Division of Enforcement of the Securities and Exchange Commission ("SEC") to advise it of certain matters related to the Company's restatement of earnings for interim periods of fiscal 1999. The SEC subsequently conducted an investigation of the Company and certain individuals, including current and former officers and employees of the Company, pursuant to a Formal Order of Investigation. The Company cooperated with the SEC staff throughout the course of the investigation.

The Company has been informed that since January 2002 the SEC and/or the United States Attorney's Office for the Southern District of New York have served subpoenas upon and/or contacted certain individuals, including current and former officers and employees of the Company, and a current Director, in connection with this matter. On June 13, 2002, the Company was advised by counsel to David Schick, the Company's former chief executive officer, that the United States Attorney's Office for the Southern District of New York had notified such counsel that Mr. Schick was a target of the United States Attorney's investigation of this matter. The Company has cooperated with the SEC staff and U.S. Attorney's Office.

On November 14, 2003, the SEC filed a civil action in the United States District Court for the Eastern District of New York against the Company, its former chief executive officer, and its former vice president of sales & marketing. The SEC complaint alleged fraud, and books and records and reporting violations under Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act and various rules promulgated thereunder in connection with the financial statements included in the Company's reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1998. The SEC complaint sought to enjoin the Company from future violations of those provisions of the Exchange Act and the rules thereunder, as well as disgorgement of any allegedly ill-gotten gains. With respect to the other defendants, the complaint sought injunctive relief, civil penalties, disgorgement and an officer/director bar.

The Company has had discussions with the Enforcement Staff of the SEC's northeast regional office in an effort to resolve the complaint against the Company, and the Company intends to continue such discussions. On May 4, 2005, the Court ordered that discovery in this case be suspended until June 18, 2005 to permit the consideration of settlement proposals. Any settlement would require approval by the Commission before it could become effective. There can be no assurance that settlement discussions will continue and/or will be successful. .

During the three months ended December 31, 2004, the insurance coverage available to the Company for legal fee reimbursements and indemnification costs was fully depleted. If this matter remains unresolved, the Company will continue to incur significant legal fees and may incur indemnification costs. However, the Company believes that the magnitude of such expenditures will not adversely affect its ongoing business operations.

The Company cannot predict the potential outcome of this matter and its impact on the Company and, therefore, has made no provision relating to these matters in the accompanying consolidated financial statements. If the outcome of these matters is not favorable with respect to the Company, it could have a material adverse effect upon the Company. See Item 3 -- "Legal Proceedings."

DEPENDENCE ON PRODUCTS

The Company's revenues are primarily generated from sales of its suite of CDR(R) dental imaging products and, to a lesser extent, from sales of other products, including accuDEXA(R) . There can be no assurance that any of these products, or any of the products which the Company may sell in the future, will not be rendered obsolete or inferior as a result of technological change, changing customer needs, new product introductions or other developments, each of which would have a material adverse effect on the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and/or products that are superior to and/or more commercially attractive than the Company's. The Company's success will depend in part on its ability to improve and enhance its products in a timely manner. There can be no assurance that the Company will be able to do so. The failure to enhance any of the Company's products in a timely manner could have a material adverse effect on the Company.

DEPENDENCE ON EXCLUSIVE NORTH AMERICAN DISTRIBUTOR

Since May 1, 2000, the Company has marketed and distributed its CDR(R) product line in the United States and Canada exclusively through Patterson Dental Company, Inc. ("Patterson"). During fiscal 2002 through 2005, Patterson was the single largest contributor to the Company's revenues. The Company anticipates that Patterson will continue to be the single largest contributor to the Company's revenues in the coming fiscal year. While the Distributorship Agreement between the Company and Patterson provided for a minimum purchase quota during its initial three-year term, Patterson did not meet such quota. At the current time, there no longer is any minimum purchase quota in effect. There can be no assurance that Patterson will purchase any specified minimum quantity of products from the Company or that it will continue to purchase any product at all from the Company. If Patterson fails to purchase a significant volume of product from the Company, it could have a material adverse effect on the Company.

DEPENDENCE ON THIRD-PARTY DISTRIBUTORS OUTSIDE OF NORTH AMERICA

Outside of North America, the Company distributes its products through third-party independent distributors. Historically, a limited number of distributors have accounted for a significant portion of the Company's revenues. In general, these distributors could discontinue marketing the Company's products with little or no notice. Certain of the Company's distributors also could market products which compete with the Company's products. The loss of or significant reduction in sales volume of one or more of the Company's distributors could have a material adverse effect on the Company.

UNCERTAINTIES ASSOCIATED WITH INTERNATIONAL MARKETS

In fiscal 2005, 2004 and 2003, sales to customers outside of the United States were approximately 27%, 25% and 21%, respectively, of the Company's revenues, and the Company anticipates that international sales will continue to account for a significant percentage of the Company's revenues. International revenues are subject to a number of uncertainties, including but not limited to the following: agreements may be difficult to enforce and receivables difficult to collect; foreign customers and distributors may have relatively long payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand; United States export licenses may be difficult to obtain; and intellectual property rights in foreign countries may be difficult or impossible to enforce. Moreover, many foreign countries have their own regulatory approval requirements for the sale of the Company's products. As a result, the Company's introduction of new products into international markets could be prevented and/or costly and/or time-consuming, and there can be no assurance that the Company will be able to obtain the required regulatory approvals on a timely basis, if at all. There can be no assurance that any of these factors will not have a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

The success of the Company is dependent, in part, upon its ability to hire and retain management, sales, technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. The inability of the Company to hire or retain key management, sales, technical, research or other personnel could have a material adverse effect on the Company. At the current time, only two of the Company's executive officers, the Chief Executive Officer and the Executive Vice-President of Sales and Marketing, are employed pursuant to written employment agreements with the Company. There can be no assurance that they or any of the Company's other employees will continue to be active with the Company.

LITIGATION AND INSURANCE

The Company may be a party to a variety of legal actions, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, governmental investigations and intellectual property related litigation. In addition, the Company could be subject to a variety of legal actions relating to its business operations. Recent court decisions and legislative activity may increase the Company's exposure for any of these types of claims. In some cases, substantial punitive damages could be sought. The Company currently has insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

DEPENDENCE ON DEVELOPING AND MARKETING NEW PRODUCTS AND ENHANCEMENTS TO EXISTING PRODUCTS

The Company intends to develop and/or is currently developing new products and enhancements to existing products. There can be no assurance that the Company will initiate, continue with and/or succeed in efforts to develop or enhance such products. The Company expects to file 510(k) applications with the FDA in connection with its future products and certain of its future product enhancements. There can be no assurance that the Company will file applications for or obtain regulatory approval from the FDA, either in the form of a pre-market clearance or a 510(k) clearance, for any of its future products, or that in order to obtain FDA clearance, the Company will not be required to submit additional data or meet additional FDA requirements that may substantially delay the application process and result in substantial additional expense. Moreover, such pre-market clearance, if obtained, may be subject to conditions on marketing or manufacturing which could impede the Company's ability to manufacture and/or market its products. While the Company is engaged in research and development to develop new products, there can be no assurance that the Company will be successful in such endeavors. There can be no assurance that any products to be developed by the Company will be approved by or receive marketing clearance from applicable domestic and/or international governmental or regulatory authorities. If the Company is unable to develop, obtain regulatory approval for and market new products and enhancements to existing products, it will have a material adverse effect on the Company.

RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGE

The market for the Company's products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. The Company's products require significant planning, design, development and testing which require significant capital commitments and investment by the Company. There can be no assurance that the Company's products or proprietary technologies will not become noncompetitive or obsolete as a result of technological change, evolving industry standards or new product introductions or that the Company will be able to generate any economic return on its investment in product development. If the Company's products or technologies become noncompetitive or obsolete, it would have a material adverse effect on the Company.

INTENSE COMPETITION

Competition relating to the Company's current products is intense and includes various companies, both within and outside of the United States. The Company anticipates that competition for its future products will also be intense and include various companies, both within and outside of the United States. The Company's competitors and potential competitors include large companies with substantially greater financial, sales and marketing, technical and other resources, larger and more experienced research and development staffs, more extensive physical facilities and substantially greater experience in obtaining regulatory approvals and in marketing products than the Company. In addition, there can be no assurance that the Company's competitors are not currently developing, or will not attempt to develop, technologies and products that are more effective than those being developed by the Company or that would otherwise render the Company's existing and new technology and products obsolete or noncompetitive. No assurance can be given that the Company will be able to compete successfully. The inability of the Company to compete successfully or the development by the Company's competitors of technology and products that are more effective than those being developed by the Company would have a material adverse effect on the Company.

DEPENDENCE ON KEY SUPPLIERS; VOLATILITY OF SEMICONDUCTOR MARKET

The Company relies on key suppliers for various critical components. The Company procures certain components, including the substantial majority of the sensor chips used in the Company's manufacturing process, from outside sources which are sole suppliers. The availability and price of these components may be subject to change due to interruptions in production, changing market conditions and other events. Furthermore, availability may be adversely impacted if the Company fails to make timely payments to its key suppliers. There can be no assurance that the Company would be able to enter into purchase arrangements with other suppliers, or that if the Company were to do so, such suppliers would be able to deliver such components at an acceptable price or in a timely manner, if at all. If the Company were unable to develop reasonably-priced alternative sources in a timely manner, or if the Company encountered delays or other difficulties in the supply of such products and other materials from third parties, there could be a material adverse effect on the Company. In past years, semiconductors have been subject to significant price fluctuations. While the Company has, in the past, attempted to mitigate the effects of such potential fluctuations, there can be no assurance that the Company will continue to do so or that it will be able to successfully mitigate the effect of future price increases on its results of operations and financial condition.

RELIANCE ON PATENTS AND PROPRIETARY TECHNOLOGY; RISK OF PATENT INFRINGEMENT

The Company currently has issued and allowed patents and patent applications, as described in Item 1 -- "Business," of this Form 10-K. There can be no assurance that any of the Company's patents, any of the patents of which the Company is a licensee or any patents which may issue to the Company or which the Company may license in the future, will provide the Company with a competitive advantage or afford the Company protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including competitors of the Company.

The Company is the exclusive sub-licensee for use in medical radiography applications of certain patents, patent applications and other know-how related to complementary metal oxide semiconductor active pixel sensor technology (the "APS Technology"), which was developed by the California Institute of Technology and sublicensed to the Company. The Company's exclusive rights to such technology are subject to government rights to use, noncommercial educational and research rights to use by California Institute of Technology and the Jet Propulsion Laboratory, and the right of a third party to obtain a nonexclusive license from the California Institute of Technology with respect to such technology. The Company believes that, except for such third party's exercise of its right to obtain a nonexclusive license to use APS Technology in a field other than medical radiography, none of the foregoing parties have given notice of their exercise of any of their respective rights to the APS Technology. There can be no assurance that this will continue to be the case, and any such exercise could have a material adverse effect on the Company.

The Company is also the owner of certain trade secrets, which it seeks to protect by, among other things, entering into non-disclosure, confidentiality, non-solicitation and non-competition agreements. However, there can be no assurance that the duties imposed by these agreements, such as the duty to maintain confidentiality and the duty not to compete, will not be breached, or that such breaches will not have a material adverse effect on the Company.

There also can be no assurance that the technology practiced by the Company will not infringe upon the patents of others. In the event that any future infringement claim against the Company is successful, there would be no assurance that the Company would be able to negotiate with the patent holder for a license, in which case the Company could be prevented from practicing the subject matter claimed by the subject patent. In addition, there can be no assurance that the Company would be able to redesign its products to avoid infringement. The inability of the Company to practice the subject matter of patents claimed by others or to redesign its products to avoid infringement could have a material adverse effect on the Company.

NASDAQ DELISTING

The Company's Common Stock was delisted from the Nasdaq National Market, effective at the close of business on September 15, 1999. From that date through January 29, 2002, the Company's stock traded in the over-the-counter market, as reported on the "pink sheets" published by Pink Sheets LLC (formerly known as National Quotation Bureau LLC). Commencing January 30, 2002, the Company's stock has been quoted on the Over-The-Counter Bulletin Board. The Nasdaq delisting could have a material adverse effect upon the Company in a number of ways, including its ability to raise additional capital, and could have a negative effect upon the trading price of the Company's Common Stock. There can be no assurance that the Company's Common Stock will be relisted on the Nasdaq National Market at any future date or that such stock will be listed on any market system.

REGULATORY AND LEGISLATIVE RISKS

The Company must obtain certain approvals by and marketing clearances from governmental authorities, including the FDA and similar health authorities in foreign countries to market and sell its products in those countries. The FDA regulates the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of 'medical devices,' as do various foreign authorities in their respective jurisdictions. The FDA enforces additional regulations regarding the safety of equipment utilizing x-rays. Various states also impose similar regulations. The Company's CDR(R) system is currently regulated by such authorities and certain of the Company's new products will require approval by or marketing clearance from various governmental authorities, including the FDA. In addition, various additional requirements are imposed upon the Company to make it eligible to sell products to the United States Government.

The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval ("PMA") may be necessary. Such proceedings, which must be completed prior to marketing a new medical device, are potentially expensive and time consuming. They may delay or hinder a product's timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authorities will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect the Company. The FDA also regulates the content of advertising and marketing materials relating to medical devices. Failure to comply with such regulations may result in a delay in obtaining approval for the marketing of such products or the withdrawal of such approval if previously obtained. There can be no assurance that the Company's advertising and marketing materials regarding its products are and will be in compliance with such regulations. The Company is also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on the Company. International sales of the Company's products are subject to the regulatory agency product registration requirements of each country in which the Company's products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. The Company typically relies on its distributors in foreign countries to obtain the required regulatory approvals.

There can be no assurance, however, that any of the foregoing approvals will be obtained, or that the Company would be able to satisfy any of the foregoing requirements on a timely basis, if at all. The failure to obtain any of such approvals or to comply with any of such requirements on a timely basis could have a material adverse effect on the Company. The Company's customers operate in the health care industry, which is highly regulated. Both existing and future governmental regulations could adversely impact the Company. Additionally, cost-containment efforts by health maintenance organizations may adversely affect the potential market for the Company's devices.

PRODUCT WARRANTIES

The Company generally warrants each of its products against defects in materials and workmanship for a period of up to two years from the date of shipment plus any extended warranty period purchased by the customer. The need for warranty service could have a material adverse effect on the Company by, among other things, requiring additional expenditures for parts and personnel as well as damaging the Company's reputation and goodwill.

POTENTIAL FOR PRODUCT RECALL AND PRODUCT LIABILITY CLAIMS

Products such as those sold by the Company may be subject to recall for unforeseen reasons. In addition, certain applications, including projected applications, of the Company's products entail the risk of product liability claims. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. These claims may be made by consumers, distributors or others. Although the Company has maintained insurance coverage related to product liability claims, no assurance can be given that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. The Company does not maintain any insurance relating to potential recalls of its products. Costs associated with potential product recalls or product liability claims could have a material adverse effect on the Company.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

Third-party payors, including government health administration authorities, private health care insurers and other organizations regulate the reimbursement of fees related to certain diagnostic procedures or medical treatments. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. While the Company cannot predict what effect the policies of government entities and other third-party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have a material adverse effect on the Company.

POTENTIALLY SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

Several factors may significantly affect the Company's revenues, expenses and results of operations from quarter to quarter, including the timing of new product introductions by the Company or its competitors the ability to supply products to meet customer demand and fluctuations in manufacturing costs. In addition, the Company's CDR(R) products have been subject to seasonal variations at various times in the past. Consequently, quarterly results of operations may fluctuate. Such fluctuations in quarterly results of operation could adversely affect the market price of the Common Stock.

VOLATILITY OF STOCK PRICE

The stock market historically has experienced volatility which has affected the market price of securities of many companies and which may be unrelated to the operating performance of such companies. The market prices for securities of medical technology companies have historically been highly volatile. Future technological innovations or new commercial products, results of clinical testing, changes in regulation, litigation and public concerns as to product safety as well as period-to-period fluctuations in financial performance and fluctuations in securities markets generally could cause the market price of the Common Stock to fluctuate substantially. These broad market fluctuations may adversely affect the market price of the Common Stock.

CONTROL OF THE COMPANY BY CERTAIN STOCKHOLDERS; CONFLICTS OF INTEREST

Currently, the executive officers and directors of the Company collectively beneficially own approximately 15.4% of the Company's outstanding shares of Common Stock; in addition, Greystone Funding Corporation beneficially owns approximately 28.2% of the Company's outstanding shares of Common Stock. Accordingly, they may effectively have the ability to exert significant influence over the Company and/or to elect all or some of the directors of the Company and determine the outcome of other matters submitted for the approval of the stockholders. A former employee of Greystone is currently serving as the President and Chief Executive Officer of the Company. Accordingly, the relationship with Greystone involves potential conflicts of interest.

AUTHORIZATION OF PREFERRED STOCK

The Company's certificate of Incorporation authorizes the issuance of a series or designation of Preferred Stock with such rights, preferences, privileges and restrictions as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without the need for shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. There currently are no shares of Preferred Stock designated or issued.

schick

corporate officers :·



4
5
6
3
1
2
7

(1) **Jeffrey T. Slovin**
President and Chief Executive Officer

(2) **Michael Stone**
Executive Vice President

(3) **Stan Mandelkern**
Vice President of Engineering

(4) **Will Autz**
Vice President of Manufacturing

(5) **Ari Neugroschl**
Vice President of M.I.S.

(6) **Zvi N. Raskin**
Secretary and General Counsel

(7) **Ronald Rosner**
Director of Finance and Administration

corporate information :·

Corporate Headquarters
Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, NY 11101
(718) 937-5765

Independent Auditors
Grant Thornton LLP
New York, NY

Corporate Counsel
Dorsey & Whitney LLP
New York, NY

Patent Counsel
Fitzpatrick, Cella, Harper & Scinto
New York, NY

Transfer Agent and Registrar
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038

Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to Schick Technologies, Inc., 30-00 47th Avenue, Long Island City, NY 11101, Att: Investor Relations.

Corporate news releases, product information and other corporate information may be found on the Schick Technologies web site at http://www.schicktech.com

Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, March 28, 2006 at 1:00 p.m. at the Company's corporate headquarters.

Stock Listing and Symbols
Schick Technologies' common stock is traded on the NASDAQ National Market under the symbol "SCHK."

directors :·

William K. Hood(1)(2)(3)
Chairman of the Board
Former President and CEO, Hunt-Wesson Foods, Inc.
Former Senior V.P., American Bakeries Company
Former Dean, Chapman University School of Business Management
Trustee, Chapman University

Arthur D. Kowaloff(1)(2)(3)
President and Director, PBP Foundation of New York
Former Managing Director, BNY Capital Markets, Inc.
Former COO and Senior Managing Director, Patricof & Co.
Former Senior Partner, Willkie Farr & Gallagher

Curtis M. Rocca III(1)(2)(3)
CEO, Douglas, Curtis & Allyn, LLC
Former CEO, Dental Partners, Inc.
Former Chairman and CEO, Bio-Dental Technologies Corp.

Jeffrey T. Slovin
President and Chief Executive Officer
Schick Technologies, Inc.

(1) Member of the Executive Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee

designed by curran & connors, inc. / www.curran-connors.com

schick

The future is here

30-00 47th Avenue, Long Island City, NY 11101 (718) 937-5765
www.schicktech.com